First Quarter 2012 Report to Shareholders

BMO Financial Group Reports Very Strong Results, with First Quarter Net Income of $1.1 Billion, an increase of 34% Year over Year

Financial Results Highlights1:

•	Net income of $1,109 million, up $284 million or 34% from a year ago

•	Adjusted net income[2] of $972 million, up $155 million or 19% from a year ago

•	Reported EPS[3] of $1.63, up 22% from a year ago

•	Adjusted EPS[2],3 of $1.42, up 7.6% from a year ago

•	Reported ROE of 17.2%, compared with 17.8% a year ago

•	Adjusted ROE[2] of 15.0%, compared with 17.6% a year ago

•	Provisions for credit losses of $141 million, down $182 million from a year ago; good performance across portfolios, including significant recoveries

•	Common Equity Ratio remains strong at 9.65%, using a Basel II approach

Toronto, February 28, 2012 – For the first quarter ended January 31, 2012, BMO Financial Group reported net income of $1,109 million or $1.63 per share. On an adjusted basis, net income was $972 million or $1.42 per share.

“BMO produced record results for the quarter,” said Bill Downe, President and Chief Executive Officer, BMO Financial Group. “Our focus on customers and investing wisely in the business are serving us well, and this is reflected in our results and the momentum of the bank. Each of our businesses is well-positioned and our balance sheet is strong – a source of confidence for our customers.

1	Effective this quarter, BMO’s consolidated financial statements and this accompanying Interim Management’s Discussion and Analysis (MD&A) are prepared in accordance with International Financial Reporting Standards (IFRS), as described in Note 1 to the unaudited interim consolidated financial statements. Amounts in respect of comparative periods for 2011 have been restated to conform to the current presentation. References to GAAP mean IFRS, unless indicated otherwise.
2	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Items excluded from first quarter 2012 results in the determination of adjusted results totalled $137 million after tax, comprised of a $114 million after-tax net benefit of credit-related items in respect of the acquired Marshall & Ilsley Corporation (M&I) performing loan portfolio; costs of $70 million ($43 million after tax) for the integration of the acquired business; a $34 million ($24 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; the benefit of run-off structured credit activities of $136 million ($136 million after tax); and a restructuring charge of $68 million ($46 million after tax) to align BMO Capital Markets’ cost structure with the current and future business environment. All of the adjusting items are reflected in results of Corporate Services except for the amortization of acquisition-related intangible assets, which is charged across the operating groups. Management assesses performance on both a GAAP basis and adjusted basis and considers both bases to be useful in assessing underlying, ongoing business performance. Presenting results on both bases provides readers with an enhanced understanding of how management views results and may enhance readers’ analysis of performance. Adjusted results and measures are non-GAAP and are detailed in the Adjusted Net Income section, and (for all reported periods) in the Non-GAAP Measures section of the MD&A, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
3	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. Earnings per share is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

“The integration of Marshall & Ilsley is on track. A lot has already been done as we stay focused on living up to our reputation for treating customers extremely well and ensuring our new customers can draw on the strengths and the abilities of the whole company. The combination of the two banks has created a competitive platform from which to grow our Personal and Commercial and Wealth businesses in the U.S. While the largest of the platform conversions will not take place until the end of the year, we are pleased with the synergies obtained to date, reflecting the work of a focused and capable integration team.

“All that we undertake is aimed at helping our customers make sense of complexity – and succeed. Prioritizing investments in what we believe our customers value most is consistent with our brand promise and works hand in hand with improved efficiency. We are certain that there is abundant opportunity to enhance customer experience and improve the bottom line. There can be no compromise when it comes to the importance of customers, and our success as a business depends entirely on their success. Our relentless pursuit of customer advocacy is enabled by disciplined management of our cost base. Improving the bank’s productivity is an area of broad focus and the entire organization is participating in this effort. As part of this focus, our results this quarter reflect a $46 million charge for restructuring in our Capital Markets business. Innovation and productivity are themes we are stressing with our customers and believe will be important contributors to North American competitiveness.

“We are confirming our confidence in business growth in Canada and the United States by committing to increase the credit we make available to small and medium-size enterprises so they, in turn, can innovate, expand and create jobs. For consumers, especially homebuyers, we are actively encouraging them to borrow smartly by considering a mortgage with a shorter amortization period. Our five-year low-rate mortgage, which carries a maximum amortization of twenty five years, was recognized as 2011 Mortgage of the Year by Canadian Mortgage Trends.

“Overall, we believe that the recovery that is underway in the United States will lead to gradually more favourable economic and market conditions throughout North America. Our businesses, customers and shareholders all stand to benefit from this.

“Enhancing risk management practices and ensuring strong capitalization continue to be priorities for BMO and within the financial services industry. We have been active in many areas related to this over the last few months, ensuring we are attentive to risk in all our portfolios. Actions undertaken this quarter included the introduction of the Basel 2.5 Market Risk Amendment capital changes, the filing of the BMO Recovery Plan in Canada and the filing of our Capital Plan Review submission for BMO Financial Corp. and BMO Harris Bank, N.A. with U.S. regulators. Our Basel III pro-forma Common Equity Ratio was 7.2%,” concluded Mr. Downe.

Concurrent with the release of results, BMO announced a second quarter dividend of $0.70 per common share, unchanged from the preceding quarter and equivalent to an annual dividend of $2.80 per common share.

BMO Financial Group First Quarter Report 2012 • 1

Operating Segment Overview

P&C Canada

Net income was $446 million, down $31 million or 6.7% from strong results a year ago. Results a year ago benefited from a securities gain. On a basis that adjusts reported results to reflect provisions on an actual loss basis and excludes the securities gain, net income decreased $5 million or 1.2%from a year ago. Results reflect the combination of higher volumes across most products and lower net interest margins.

    Net income was up $7 million from the fourth quarter. On a basis that adjusts reported results to reflect provisions on an actual loss basis, net income increased $23 million or 5.4%.

    Frequently reminding our customers that BMO is open for business, we continue to focus on making money make sense through innovative products and investments in our multichannel capabilities. We received the Mortgage of the Year award for 2011 from Canadian Mortgage Trends. The award recognizes the mortgage product that has provided the greatest innovation, flexibility and/or cost savings to homeowners. In addition, Keynote Competitive Research, the competitive research group of Keynote Systems, awarded our bmo.com public website Best Overall Customer Experience, placing first in Brand Impact and Customer Satisfaction in 2011. Our customers are increasingly using our mobile banking services including our ‘Tap and Go’ and email notices features.

    In personal banking, we continue to invest in our branch network and technology. We expanded our video conferencing service to over 50 locations across Canada, allowing our customers to connect personally with financial planners. We launched a new and innovative tool that provides us with leads across multiple channels based on the customer profile to help meet our customers’ needs. The new tool streamlines the process of discussing and fulfilling the financial needs of our customers.

    In commercial banking, we continued to rank #2 in Canadian business banking loan market share, and late in the quarter, we announced our plan to make available loans totalling up to $10 billion to Canadian businesses over the course of the next three years to help them boost productivity and expand into new markets. We continued to enhance our industry-leading online banking for business platform to make it easier for customers to manage their money. Customers can now choose to receive text or email alerts when specified transactions occur or certain balance levels are reached. We have also redesigned the electronic funds transfer system to make it easier for customers to manage their payments, and content available through this channel is now customizable based on customer preferences and needs. We continued to grow our cash management work force, increasing it by approximately 20% from the fourth quarter. In addition, we added small business bankers and now have almost 200 across the country. Our goal is to become the bank of choice for businesses across Canada by providing the knowledge, advice and guidance that our customers value.

P&C U.S. (all amounts in US$)

Net income of $135 million increased $81 million from the first quarter a year ago. Adjusted net income, which adjusts for the amortization of acquisition-related intangible assets, was $152 million, up $93 million from a year ago, with the acquired Marshall & Ilsley Corporation business contributing $89 million.

    Adjusted net income decreased $19 million from the fourth quarter due to lower net interest income, lower interchange revenues, as expected, and a higher provision for credit losses under BMO’s expected loss provisioning methodology.

    Delivering on our commitments to customers and realizing the growth potential of the bank’s U.S. franchise is a clear priority. As a bank, we speak regionally and at the same time have the advantage of a respected, visible North American brand and infrastructure. We are deliberate in the way we manage our North-South capabilities; this enables us to invest once and touch many more customers with each investment.

    We recently announced the launch of our new suite of BMO Harris Bank credit cards. These new products exemplify the way we are leveraging the respective strengths of Harris and the acquired M&I operations to bring more to our customers. The products are competitive and offer a choice from an attractive suite of credit cards that provides solutions to meet the unique needs of our customers. Since the launch, we have issued nearly 7,000 credit cards, with thousands of additional applications in the pipeline.

    During the quarter, we continued to implement our integration plan by rebranding 237 legacy locations in Illinois and Northwest Indiana as BMO Harris Bank. The introduction of the new name and the addition of the blue colour into our offices and materials are important steps in our overall integration plan.

    BMO Harris Bank recently became a participating member in Welcome Home Heroes, a new program offered by the Illinois Housing Development Authority that provides Illinois military families a comprehensive financing package to help them achieve the dream of home ownership.

    During the quarter, BMO Harris Bank was awarded 15 Affordable Housing Program projects by the Federal Loan Bank of Chicago. These projects allow us to support our communities through the development of affordable housing, and can provide opportunities to cross-sell our products and services.

Private Client Group

Net income was $105 million, down $39 million or 28% from a year ago. We experienced an approximately $56 million net income decline due to year-over-year unfavourable movements in long-term interest rates that impacted our insurance business results. This decline resulted from the after-tax effect of unfavourable movements in long-term interest rates of approximately $47 million in the current quarter and the favourable effect of approximately $9 million a year ago. On a basis that excludes this interest rate impact, PCG net income increased $17 million or 12% from a year ago. Net income in PCG excluding insurance was $93 million, up 27% from a year ago. Higher revenues from our acquisitions and higher than usual asset management revenues from a strategic investment were partly offset by lower brokerage revenues as a result of challenging equity market conditions.

    Compared to the fourth quarter, net income was down $32 million or 24%. We experienced an approximately $28 million net income decline due to quarter-over-quarter unfavourable interest rate movements that impacted our insurance business results. This decline resulted from the after-tax effect of unfavourable movements in long-term interest rates of approximately $47 million in the current quarter and approximately $19 million in the prior quarter. On a basis that excludes this impact, net income was down $4 million or 3%. Net income in PCG excluding insurance was down 3.9% from the fourth quarter, due to higher expenses mainly from the impact of stock-based compensation costs for employees eligible to retire

2 • BMO Financial Group First Quarter Report 2012

that are expensed each year in the first quarter, partly offset by higher than usual asset management revenues from a strategic investment.

    Assets under management and administration grew by $156 billion from a year ago to $435 billion. On a basis that excludes the impact of acquisitions and the stronger U.S. dollar, assets were relatively unchanged. Compared to the fourth quarter, assets under management and administration increased 2.3%. We continue to attract new client assets and are starting to see some improvement in equity market conditions.

    On February 20, 2012, BMO announced a definitive agreement to acquire a 19.99% interest in COFCO Trust Co., a subsidiary of COFCO Group, one of China’s largest state-owned enterprises with operations across a variety of sectors, including agriculture and financial services. COFCO Trust Co. had assets under management of approximately US$5.7 billion at December 31, 2011. The investment provides an important opportunity for us to expand our offering to high net worth and institutional clients in China through a local partner. This strategic partnership will open more doors, broaden our capabilities and help us grow our domestic wealth management business in China. The deal is subject to customary closing conditions including regulatory approvals.

    For the fifth consecutive year, the Retirement Plan Services team of BMO Institutional Trust Services (BMO ITS) earned the most awards overall in the annual PLANSPONSOR’s Defined Contribution Survey. BMO ITS was listed on six of the 12 Top 10 Provider “Best Of” lists, and had the highest percentage of clients “extremely likely to recommend.”

    The BMO Investment Centre was recognized for exceptional customer service with the Mutual Fund Service Award by DALBAR, Inc. for the sixth consecutive year. The BMO Investment Centre, which provides expert fund advice and assists clients in building mutual fund portfolios, ranked highest among mutual fund companies for its English and French language services in DALBAR’s Performance Evaluation of Mutual Fund Services, Annual Rankings and Trend Report.

BMO Capital Markets

Net income for the current quarter was $198 million, a decrease of $62 million or 24% from the very strong results of a year ago. Net income increased $55 million or 39% from the fourth quarter. Revenue increased $79 million or 11% to $772 million, as market conditions have begun to show signs of improvement from the previous quarter. The current quarter saw some positive economic signs in the United States as well as a return to more normal levels of volatility and client flow in many parts of our business, especially in the latter part of the quarter. Our diversified portfolio has enabled us to take advantage of opportunities in our Trading Products business without changing our current risk profile. In our Investment and Corporate Banking business, more positive market sentiment is contributing to stronger pipelines, especially in Canada, although economic pressures in Europe continue to impede certain business activities.

    We are continuing to implement our strategy of building a North American capital markets business with a unified approach to client coverage, creating a better overall client experience for core clients. While we are focusing on expense management, including executing on a restructuring to align BMO Capital Markets’ cost structure with the current and future business environment, we remain committed to our North American platform in support of our strategy.

    During the quarter, BMO Capital Markets earned a total of six 2011 Greenwich Quality Leader designations based on annual Greenwich Associates study results Quality Leaders ratings. These designations reflect that our clients have recognized BMO Capital Markets for distinguished service over the course of the year.

    BMO Capital Markets participated in 154 new issues in the quarter including 51 corporate debt deals, 42 government debt deals, 52 common equity transactions and nine issues of preferred shares, raising $55 billion.

Corporate Services

Corporate Services net income for the quarter was $223 million, an improvement of $333 million from a year ago, with M&I contributing $186 million. On an adjusted basis, net income was $62 million, an improvement of $188 million from a year ago, with M&I contributing $115 million. Adjusting items are detailed in the Adjusted Net Income section and in the Non-GAAP Measures section. Adjusted revenues were $58 million better, mainly due to higher gains on the sale of securities and hedging losses in the prior year including losses that related to securitization programs. Adjusted expenses were $6 million lower. Adjusted provisions for credit losses were better by $273 million in part due to improved credit conditions and a recovery of credit losses recorded in Corporate Services under BMO’s expected loss provisioning methodology in the current quarter compared with a provision a year ago. BMO employs a methodology for segmented reporting purposes whereby expected credit losses are charged to the client operating groups, and the difference between expected losses and actual losses is charged (or credited) to Corporate Services. The current period includes a $142 million ($88 million after-tax) recovery of provisions for credit losses on M&I purchased credit impaired loans. There was no provision or recovery on the purchased credit impaired loans in the prior quarter.

Acquisition of Marshall & Ilsley Corporation (M&I)

On July 5, 2011, BMO completed the acquisition of M&I. In this document, M&I is generally referred to as the ‘acquired business’ and other acquisitions are specifically identified. Activities of the acquired business are primarily reflected in the P&C U.S., Private Client Group and Corporate Services segments, with a small amount included in BMO Capital Markets.

    We continue to expect that annual cost savings from the integration of the acquired business and BMO will exceed US$300 million. We also expect there to be opportunities to add to revenues through expanded access to existing and new markets with increased brand awareness and a better ability to compete in the market. Integration costs are included in non-interest expense in Corporate Services and are expected to approximate a total of US$600 million by the time the integration is completed next year. We recorded $70 million of such expenses in the current quarter and a total of $201 million to date.

    In the current quarter, the acquired business contributed $269 million to reported net income and $215 million to adjusted net income, up from $199 million and $149 million, respectively, in the fourth quarter of 2011. Corporate Services reported net income includes the $114 million after-tax net benefit of credit-related items in respect of the acquired M&I performing loan portfolio. Corporate Services adjusted net income includes a $142 million recovery ($88 million after tax) of the credit mark on the M&I purchased credit impaired loan portfolio, primarily due to

BMO Financial Group First Quarter Report 2012 • 3

the repayment of loans at amounts in excess of the fair value determined at closing. At the end of the quarter, the remaining credit mark was $2,911 million for loans and $173 million for undrawn commitments and letters of credit, of which $1,269 million relates to performing term loans, $501 million relates to performing revolving loans, $38 million relates to other performing loans and $1,103 million relates to purchased credit impaired loans. Of the total credit mark for performing loans of $1,981 million, $1,118 million will be amortized over the remaining life of the portfolio. The portion that will not be amortized of $863 million will be recognized in either net interest income or provisions for credit losses as loans are repaid or changes in the credit quality of the portfolio occur. The credit mark on impaired loans will be recognized in the provision for credit losses as loans are repaid or changes in the credit quality of the portfolio occur. The accounting policy for purchased loans is discussed in the Purchased Loans section of Note 2 of the attached unaudited interim consolidated financial statements.

Adjusted Net Income

Management has designated certain amounts as adjusting items and has adjusted GAAP results so that we can discuss and present financial results without the effects of adjusting items to facilitate understanding of business performance and related trends. Management assesses performance on a GAAP basis and on an adjusted basis and considers both to be useful in the assessment of underlying business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. Adjusted results and measures are non-GAAP and, together with items excluded in determining adjusted results, are disclosed in more detail in the Non-GAAP Measures section, along with comments on the uses and limitations of such measures. The adjusting items that reduced net income in the first quarter of 2012 by $137 million or $0.21 per share were:

•

the $114 million after-tax net benefit of credit-related items in respect of the acquired M&I performing loan portfolio, including $234 million for the recognition in net interest income of a portion of the credit mark on the portfolio (including $66 million for the release of the credit mark related to early repayment of loans), net of a $50 million provision for credit losses (comprised of an increase in the collective allowance of $19 million and specific provisions of $31 million on the acquired M&I performing loan portfolio) and related income taxes of $70 million. These credit-related items in respect of the M&I performing loan portfolio can significantly impact both net interest income and the provision for credit losses in different periods over the life of the performing portfolio;

•

costs of $70 million ($43 million after tax) for integration of the acquired business including amounts related to system conversions, restructuring and other employee-related charges, consulting fees and marketing costs in connection with customer communications and rebranding activities;

•

the $136 million ($136 million after tax) benefit from run-off structured credit activities (our credit protection vehicle and structured investment vehicles). These vehicles are consolidated on our balance sheet under International Financial Reporting Standards (IFRS) and results primarily reflect valuation changes associated with these activities that have been included in trading revenue;

•

a restructuring charge of $68 million ($46 million after tax) to align BMO Capital Markets’ cost structure with the current and future business environment. This action is part of the broader effort underway in the bank to improve productivity; and

•	amortization of acquisition-related intangible assets of $34 million ($24 million after tax).

Adjusted net income was $972 million for the first quarter of 2012, up $155 million or 19% from a year ago. Adjusted earnings per share were $1.42, up 7.6% from $1.32 a year ago. All of the above adjusting items were recorded in Corporate Services except the amortization of acquisition-related intangibles, which is charged across the operating groups.

International Financial Reporting Standards

Effective this quarter, BMO’s consolidated financial statements are prepared in accordance with IFRS, as described in Note 1 to the unaudited interim consolidated financial statements. The consolidated financial statements for comparative periods have been restated to conform to the current presentation. Our financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (CGAAP) as defined at that time. The transition to IFRS is now complete. The most significant changes in accounting resulting from IFRS as well as the impacts of IFRS on our opening November 1, 2010, balance sheet, retained earnings and financial results for the year ended October 31, 2011, are outlined in Note 18 to the unaudited interim consolidated financial statements included with this release and pages 73 to 77 of BMO’s 2011 annual MD&A, which is available at www.bmo.com/investorrelations.

    The most significant impact of adopting IFRS on our results in the current quarter was the consolidation of our run-off structured credit activities, reflected in reported income in Corporate Services. BMO has elected to value the assets and liabilities of our structured credit vehicles at fair value as permitted under IFRS, with changes in fair value recorded in net income as they occur. Accounting gains and losses are reported as the fair value of the assets and liabilities change, reflecting market conditions. Market volatility and uncertainty, primarily related to difficulties in Europe, contributed to a valuation loss of $114 million being recognized in the fourth quarter of 2011. Improved market conditions in the first quarter contributed to a valuation gain of $148 million being recognized. The risk of volatility in net income is expected to reduce as the activities in these vehicles wind down. BMO believes the first-loss protection provided by the subordinated capital notes in the structured investment vehicles, and the protection provided by first-loss protection and hedges related to the credit protection vehicle continue to exceed future expected losses. As a result, any valuation gains or losses recognized in earnings should offset over time.

    Other changes in accounting due to the adoption of IFRS did not have a significant impact on results for the current quarter or as compared to their impact on results for the first and fourth quarters of 2011 as restated to reflect the adoption of IFRS.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

The foregoing sections contain adjusted results and measures, which are non-GAAP. Please see the Non-GAAP Measures section.

4 • BMO Financial Group First Quarter Report 2012

Financial Highlights

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2012	October 31, 2011	July 31, 2011	April 30, 2011	January 31, 2011	Change from January 31, 2011
Income Statement Highlights
Total revenue	$4,117	$3,822	$3,320	$3,333	$3,468	18.7%
Provision for credit losses	141	362	230	297	323	(56.4)
Non-interest expense	2,554	2,432	2,221	2,030	2,058	24.1
Reported net income	1,109	768	708	813	825	34.4
Adjusted net income (b)	972	832	856	770	817	18.9
Net income attributable to non-controlling interest in subsidiaries	19	19	18	18	18	3.0
Net income attributable to Bank shareholders	1,090	749	690	795	807	35.1
Adjusted net income attributable to Bank shareholders (b)	953	813	838	752	799	19.3
Reported Net Income by Operating Segment
Personal & Commercial Banking Canada	$446	$439	$443	$414	$477	(6.7)%
Personal & Commercial Banking U.S.	137	155	90	53	54	+100
Private Client Group	105	137	104	91	144	(27.6)
BMO Capital Markets	198	143	270	229	260	(23.8)
Corporate Services (a)	223	(106)	(199)	26	(110)	+100
Common Share Data ($)
Diluted earnings per share	$1.63	$1.11	$1.09	$1.32	$1.34	$0.29
Diluted adjusted earnings per share (b)	1.42	1.20	1.34	1.25	1.32	0.10
Dividends declared per share	0.70	0.70	0.70	0.70	0.70	—
Book value per share	37.85	36.83	35.43	31.43	31.43	6.42
Closing share price	58.29	58.89	60.03	62.14	57.78	0.51
Total market value of common shares ($ billions)	37.3	37.6	38.3	35.4	32.8	4.5
	As at
	January 31, 2012	October 31, 2011	July 31, 2011	April 30, 2011	January 31, 2011	Change from January 31, 2011
Balance Sheet Highlights
Assets	$538,260	$500,575	$502,036	$439,548	438,450	22.8%
Net loans and acceptances	242,621	238,885	235,327	204,921	204,764	18.5
Deposits	316,557	302,373	292,047	254,271	252,744	25.2
Common shareholders’ equity	24,238	23,492	22,549	17,874	17,815	36.0
	For the three months
	January 31, 2012	October 31, 2011	July 31, 2011	April 30, 2011	January 31, 2011
Financial Measures and Ratios (% except as noted) (c)
Average annual five year total shareholder return	1.6	1.9	3.9	4.4	1.7
Diluted earnings per share growth	21.6	(10.5)	(3.5)	4.8	19.6
Diluted adjusted earnings per share growth (b)	7.6	(4.8)	17.5	(2.3)	16.8
Return on equity	17.2	12.7	13.3	17.5	17.8
Adjusted return on equity (b)	15.0	13.9	16.4	16.6	17.6
Net economic profit ($ millions) (b)	434	150	151	315	325
Net economic profit (NEP) growth (b)	33.4	(21.1)	31.0	30.9	+100
Operating leverage	(5.4)	(1.8)	(2.6)	(1.4)	2.9
Adjusted operating leverage (b)	(7.6)	(2.6)	6.9	(2.9)	2.2
Revenue growth	18.7	18.1	13.9	9.0	14.4
Adjusted revenue growth (b)	8.5	13.4	16.0	6.1	13.7
Non-interest expense growth	24.1	19.9	16.5	10.4	11.5
Adjusted non-interest expense growth (b)	16.1	16.0	9.1	9.0	11.5
Non-interest expense-to-revenue ratio	62.0	63.7	66.9	60.9	59.3
Adjusted non-interest expense-to-revenue ratio (b)	63.5	63.8	61.2	61.5	59.4
Net interest margin on average earning assets	2.05	2.01	1.76	1.82	1.78
Adjusted net interest margin on average earning assets (b)	1.85	1.78	1.78	1.83	1.79
Provision for credit losses-to-average loans and acceptances (annualized)	0.23	0.60	0.43	0.58	0.63
Effective tax rate	22.02	25.31	18.04	19.18	24.11
Gross impaired loans and acceptances-to-equity and allowance for credit losses	8.74	8.98	7.94	10.18	11.46
Cash and securities-to-total assets ratio	32.2	29.5	32.0	32.9	33.1
Common equity ratio (based on Basel II)	9.65	9.59	9.11	10.67	10.15
Basel II tier 1 capital ratio	11.69	12.01	11.48	13.82	13.02
Basel II total capital ratio	14.58	14.85	14.21	17.03	15.17
Credit rating (d)
DBRS	AA	AA	AA	AA	AA
Fitch	AA-	AA-	AA-	AA-	AA-
Moody’s	Aa2	Aa2	Aa2	Aa2	Aa2
Standard & Poor’s	A+	A+	A+	A+	A+
Twelve month total shareholder return	5.7	2.4	0.0	3.2	16.6
Dividend yield	4.80	4.75	4.66	4.51	4.85
Price-to-earnings ratio (times)	11.3	12.1	12.0	12.4	11.6
Market-to-book value (times)	1.54	1.49	1.58	1.82	1.69
Return on average assets	0.81	0.56	0.59	0.74	0.72
Equity-to-assets ratio	5.0	5.3	5.1	4.7	4.7

All ratios in this report are based on unrounded numbers.

(a)	Corporate Services includes Technology and Operations.
(b)	These are Non-GAAP measures. Refer to the Non-GAAP Measures section at the end of the Financial Review for an explanation of the use and limitations of Non-GAAP measures and detail on the items that have been excluded from results in the determination of adjusted measures. Earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
(c)	For the period ended, or as at, as appropriate.
(d)	For a discussion of the significance of these credit ratings, see the Liquidity and Funding Risk section on pages 88 to 90 of BMO’s Annual Management’s Discussion and Analysis.

Amounts for periods prior to fiscal 2011 have not been restated for IFRS. As a result, growth measures for 2011 may not be meaningful.

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as of February 28, 2012. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to Canadian GAAP mean IFRS, unless indicated otherwise. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended January 31, 2012, included in this document, and the annual MD&A for the year ended October 31, 2011, included in BMO’s 2011 Annual Report. The material that precedes this section comprises part of this MD&A.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Summary Data

(Unaudited) (Canadian $ in millions, except as noted)	Q1-2012	Increase (Decrease) vs. Q1-2011		Increase (Decrease) vs. Q4-2011
Net interest income	2,318	601	35%	56	2%
Non-interest revenue	1,799	48	3%	239	15%
Revenue	4,117	649	19%	295	8%
Specific provision for credit losses	122	(195)	(62%)	(177)	(59%)
Collective provision for credit losses	19	13	+100%	(44)	(70%)
Total provision for credit losses	141	(182)	(56%)	(221)	(61%)
Non-interest expense	2,554	496	24%	122	5%
Provision for income taxes	313	51	20%	53	20%
Net income	1,109	284	34%	341	44%
Attributable to bank shareholders	1,090	283	35%	341	46%
Attributable to non-controlling interest in subsidiaries	19	1	3%	-	-
Net income	1,109	284	34%	341	44%
Adjusted net income	972	155	19%	140	17%

Earnings per share – basic ($)	1.65	0.29	21%	0.53	47%
Earnings per share – diluted ($)	1.63	0.29	22%	0.52	47%
Adjusted earnings per share – diluted ($)	1.42	0.10	8%	0.22	18%
Return on equity (ROE)	17.2%		(0.6%)		4.5%
Adjusted ROE	15.0%		(2.6%)		1.1%
Productivity ratio	62.0%		2.7%		(1.7%)
Adjusted productivity ratio	63.5%		4.1%		(0.3%)
Operating leverage	(5.4%)		nm		nm
Adjusted operating leverage	(7.6%)		nm		nm
Net interest margin on earning assets	2.05%		0.27%		0.04%
Adjusted net interest margin on earning assets	1.85%		0.06%		0.07%
Effective tax rate	22.0%		(2.1%)		(3.3%)

Capital Ratios
Basel II Tier 1 Capital Ratio	11.69%		(1.33%)		(0.32%)
Common Equity Ratio – using a Basel II approach	9.65%		(0.50%)		0.06%

Net income by operating group:
Personal and Commercial Banking	583	52	10%	(11)	(2%)
P&C Canada	446	(31)	(7%)	7	1%
P&C U.S.	137	83	+100%	(18)	(11%)
Private Client Group	105	(39)	(28%)	(32)	(24%)
BMO Capital Markets	198	(62)	(24%)	55	39%
Corporate Services, including T&O	223	333	+100%	329	+100%
BMO Financial Group net income	1,109	284	34%	341	44%

Adjusted net income by operating group:
Personal and Commercial Banking	602	64	12%	(11)	(2%)
P&C Canada	448	(31)	(6%)	7	2%
P&C U.S.	154	95	+100%	(18)	(10%)
Private Client Group	110	(35)	(24%)	(33)	(23%)
BMO Capital Markets	198	(62)	(24%)	55	39%
Corporate Services, including T&O	62	188	+100%	129	+100%
BMO Financial Group adjusted net income	972	155	19%	140	17%

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section, which outlines the use of non-GAAP measures in this document.

nm – not meaningful.

BMO Financial Group First Quarter Report 2012 • 5

Management’s Responsibility for Financial Information

Bank of Montreal’s Chief Executive Officer and Chief Financial Officer have signed certifications relating to the appropriateness of the financial disclosures in our interim MD&A and unaudited interim consolidated financial statements for the period ended January 31, 2012, and relating to the design of our disclosure controls and procedures and internal control over financial reporting. Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as at January 31, 2012, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

    Bank of Montreal’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of BMO; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable; ensure receipts and expenditures of BMO are being made only in accordance with authorizations of management and directors of Bank of Montreal; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of BMO assets that could have a material effect on the consolidated financial statements.

    Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

    There were no changes in our internal control over financial reporting during the quarter ended January 31, 2012, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

    As in prior quarters, Bank of Montreal’s audit committee reviewed this document, including the unaudited interim consolidated financial statements, and Bank of Montreal’s Board of Directors approved the document prior to its release.

    A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2011 Annual Report, which can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2012 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

    By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

    The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

    With respect to the completed acquisition of Marshall & Ilsley Corporation (M&I), factors that may influence the future outcomes that relate to forward-looking statements include, but are not limited to: the possibility that the anticipated benefits from the transaction, such as expanding our North American presence, providing synergies, being accretive to earnings and resulting in other impacts on earnings, are not realized in the time frame anticipated, or at all, as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which the combined business now operates; our ability to effectively integrate the businesses of M&I and BMO on a timely basis; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time to issues related to integration and restructuring; and increased exposure to exchange rate fluctuations. A significant amount of M&I’s business involved making loans or otherwise committing resources to specific borrowers, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. Our anticipation that annual cost savings from the integration of M&I and BMO will exceed US$300 million is based on the assumption that changes to business operations and support infrastructure and staffing will be consistent with our plans and that our expectations for business volumes are met.

    We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 30 and 31 of BMO’s 2011 annual MD&A, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

    In calculating the pro-forma impact of Basel III on our regulatory capital, risk-weighted assets (including Counterparty Credit Risk and Market Risk) and regulatory capital ratios, we have assumed that our interpretation of the proposed rules and proposals announced by the Basel Committee on Banking Supervision (BCBS) as of this date, and our models used to assess those requirements, are consistent with the final requirements that will be promulgated by BCBS and the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios are adopted by OSFI as proposed by BCBS. We have also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in the January 31, 2012, pro-forma calculations. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at quarter end or as close to quarter end as was practical. In setting out the expectation that we will be able to refinance certain capital instruments in the future, as and when necessary to meet regulatory capital requirements, we have assumed that factors beyond our control, including the state of the economic and capital markets environment, will not impair our ability to do so.

    Assumptions about the level of asset sales, expected asset sale prices, net funding cost, credit quality, risk of default and losses on default of the underlying assets of certain structured investment vehicles were material factors we considered when establishing our expectations regarding the structured investment vehicles discussed in this interim MD&A, including whether the first-loss protection provided by the subordinated capital notes will exceed future losses. Key assumptions included that assets will continue to be sold with a view to reducing the size of the structured investment vehicles, under various asset price scenarios, and that the level of default and losses will be consistent with the credit quality of the underlying assets and our current expectations regarding continuing difficult market conditions. In determining amounts of asset maturities by year, we have made assumptions as to which issuers will or will not redeem subordinated debt prior to its maturity date, where permitted.

    Assumptions about the level of default and losses on default were material factors we considered when establishing our expectations regarding the future performance of the transactions into which our credit protection vehicle has entered. Among the key assumptions were that the level of default and losses on default will be consistent with historical experience. Material factors that were taken into account when establishing our expectations regarding the future risk of credit losses in our credit protection vehicle and risk of loss to BMO included industry diversification in the portfolio, initial credit quality by portfolio, the first-loss protection incorporated into the structure and the hedges that BMO has entered.

    In determining the impact of reductions to interchange fees in the U.S. Legislative and Regulatory Developments section, we have assumed that business volumes remain consistent with our expectations and that certain management actions are implemented that will modestly reduce the impact of the rules on our revenues.

    Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Outlook and Review section of this interim MD&A.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

6 • BMO Financial Group First Quarter Report 2012

Economic Outlook and Review

Canada’s economy is expected to grow 2.0% in 2012, slowing from an estimated real GDP growth rate of 2.3% in 2011. Despite low interest rates, consumers are expected to spend more cautiously as elevated debt levels restrain credit growth and housing market activity. While a projected modest pickup in U.S. demand should support exports and manufacturing, the still-high Canadian dollar will continue to temper growth. Governments are expected to slow their rate of spending to address budget deficits. However, business investment should continue to lead the expansion, supported by activity in the resource sector. Commodity-rich Saskatchewan and Alberta should lead the nation in growth, with both provinces attracting an increasing number of migrants from other countries and provinces. An outlook for modest growth and lower inflation, along with concerns about the European debt situation, will likely persuade the Bank of Canada to keep interest rates low well into next year. Supported by firm commodity prices, the Canadian dollar is expected to trade close to parity with the U.S. dollar in 2012.

    The U.S. economic expansion is expected to improve to a real GDP growth rate of 2.4% in 2012 from 1.7% in 2011, outpacing growth in the other G7 nations. Recent data show that the recovery has spread to most sectors except government, thereby lessening the risk of a recession. Improved job growth has supported consumer spending and helped stabilize the housing market, though home sales and starts remain low. Business investment should continue to lead the expansion as companies remain in good financial condition. Despite an expected recession in Europe, U.S. exports should also remain supportive, reflecting improved competitiveness. Consumer spending and housing activity are expected to strengthen moderately through the year as employment growth picks up. However, with the unemployment rate likely to remain high, the Federal Reserve is expected to keep short-term interest rates near zero for at least two more years.

    The U.S. Midwest economy is expected to grow moderately faster than the national average in 2012, supported by strong business investment and a pickup in manufacturing and automotive production, as well as continued robust demand for agricultural products. However, growth will continue to be restrained by cutbacks in the public sector.

    This Economic Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, provisions for credit losses and income taxes were increased relative to the first and fourth quarters of 2011 by the strengthening of the U.S. dollar. The average Canadian/U.S. dollar exchange rate, expressed in terms of the Canadian dollar cost of a U.S. dollar, increased by 0.6% from a year ago and by 0.6% from the average of the fourth quarter of 2011. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates.

Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

	Q1-2012
(Canadian $ in millions, except as noted)	vs. Q1-2011	vs. Q4-2011
Canadian/U.S. dollar exchange rate (average)
Current period	1.0133	1.0133
Prior period	1.0074	1.0077

Effects on reported results
Increased net interest income	6	6
Increased non-interest revenue	3	3
Increased revenues	9	9
Increased expenses	(6)	(5)
Decreased provision for credit loses	1	-
Increased income taxes	-	-
Increased net income	4	4

Effects on adjusted results
Increased net interest income	5	5
Increased non-interest revenues	3	3
Increased revenues	8	8
Increased expenses	(5)	(5)
Increased provision for credit loses	-	-
Increased income taxes	-	-
Increased adjusted net income	3	3

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

    At the start of each quarter, BMO assesses whether to enter into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our expected U.S.-dollar-denominated net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations, but only within that quarter. As a result, the sum of the hedging gains/losses for the four quarters in a year is not directly comparable to the impact of year-over-year exchange rate fluctuation on earnings for the year. Over the course of the current quarter, the U.S. dollar strengthened slightly, as the exchange rate increased from Cdn$0.9967 per U.S. dollar at October 31, 2011, to an average of Cdn$1.0133. However, hedging transactions resulted in a minimal after-tax gain of less than $1 million in the quarter. The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S.-dollar-denominated net income for the next three months.

    The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.

BMO Financial Group First Quarter Report 2012 • 7

Other Value Measures

BMO’s average annual total shareholder return for the five-year period ended January 31, 2012, was 1.6%.

    Net economic profit (NEP) was $434 million, compared with $150 million in the fourth quarter and $325 million in the first quarter of 2011. Adjusted NEP was $273 million, compared with $189 million in the fourth quarter and $309 million in the first quarter of 2011. Changes in NEP are reflective of higher earnings in the current quarter and increased capital relative to a year ago, due largely to the M&I acquisition. NEP of $434 million represents the net income that is attributable to common shareholders ($1,090 million), less preferred share dividends ($37 million), plus the after-tax amortization of intangible assets ($24 million), net of a charge for capital ($643 million), and is considered an effective measure of added economic value. NEP and adjusted NEP are non-GAAP measures. Please see the Non-GAAP Measures section for a discussion on the use and limitations of non-GAAP measures.

Net Income

Q1 2012 vs Q1 2011

Net income was $1,109 million for the first quarter of 2012, up $284 million or 34% from a year ago. Earnings per share were $1.63, up 22% from $1.34 a year ago.

    Management assesses performance on both a GAAP basis and adjusted basis and considers both bases to be useful in assessing underlying, ongoing business performance. Adjusted net income was $972 million for the first quarter of 2012, up $155 million or 19% from a year ago. Adjusted earnings per share were $1.42, up 7.6% from $1.32 a year ago. Adjusted results and measures are Non-GAAP. Adjusted results and items excluded in determining adjusted results are disclosed in more detail in the preceding Adjusted Net Income section and in the Non-GAAP Measures section, together with comments on the uses and limitations of such measures.

    On an adjusted basis, net income was up primarily due to a $215 million contribution from the acquired business and lower provisions for credit losses. Increased net income was moderated by lower insurance revenue in the first quarter in Private Client Group, resulting from unfavourable movements in long-term interest rates of approximately $47 million after tax in the current quarter compared with favourable movements of approximately $9 million in the prior year, and lower results from BMO Capital Markets compared to strong results a year ago.

    There was strong revenue growth due to the inclusion of the M&I and Lloyd George Management (LGM) acquisitions. Expense growth was modest excluding the impact of acquisitions. Provisions for credit losses were significantly lower due to the improved credit environment including an $88 million after-tax recovery of provisions for credit losses on M&I purchased credit impaired loans. The effective tax rate was also lower, as explained in the Income Taxes section.

Q1 2012 vs Q4 2011

Net income increased $341 million or 44% from the fourth quarter and earnings per share increased $0.52 or 47% to $1.63. Adjusted net income increased $140 million or 17% and adjusted earnings per share increased $0.22 or 18% to $1.42.

    Good revenue growth outpaced expense growth in the quarter and there were significantly lower provisions for credit losses. The effective tax rate was also lower.

Revenue

Total revenue increased $649 million or 19% from a year ago. Revenues in the current quarter included $716 million of revenue of the acquired business. Adjusted revenue excludes the portion of the credit mark on the acquired M&I performing loan portfolio recorded in Corporate Services as well as revenue from run-off structured credit activities, as explained in the Adjusted Net Income section. Adjusted revenue increased $295 million or 8.5%, due to $482 million of revenue from the inclusion of the acquired business, offset in part by lower revenue in BMO Capital Markets as a result of particularly strong revenue a year ago, and lower revenue in the insurance business in Private Client Group, due to the impact of unfavourable long-term interest rate movements in the current year versus favourable effects in the same period a year ago. The stronger U.S. dollar increased adjusted revenue growth by $8 million.

    Revenue increased $295 million or 7.7% from the fourth quarter of 2011. Adjusted revenue increased $73 million or 2.0%. There was strong growth in BMO Capital Markets, due to improving markets in the latter half of the quarter. The stronger U.S. dollar increased adjusted revenue growth by $8 million.

    BMO analyzes revenue at the consolidated level based on GAAP revenues reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we continue to analyze revenue on a teb basis at the operating group level. This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues and income tax provisions. The teb adjustments for the first quarter of 2012 totalled $52 million, down from $61 million in the first quarter of 2011 and in line with $51 million in the fourth quarter.

    Changes in net interest income and non-interest revenue are reviewed in the sections that follow.

    This section contains adjusted results and measures which are non-GAAP. Please see the Non-GAAP Measures section.

Net Interest Income

Net interest income increased $601 million or 35% from a year ago. Adjusted net interest income increased $366 million or 21% from a year ago. Adjusted net interest income excludes the portion of the credit mark on the acquired performing loan portfolio that is reflected in net interest income and booked in Corporate Services, as explained in the Adjusted Net Income section. Results from the acquired business added $321 million to adjusted net interest income relative to a year ago. The increase in adjusted net interest income was primarily in P&C U.S. and Private Client Group.

    BMO’s overall net interest margin increased by 27 basis points year over year to 2.05%. On an adjusted basis, net interest margin increased by 6 basis points to 1.85%. On this basis, there were increases in P&C U.S. and Private Client Group, with decreases in P&C Canada and BMO Capital Markets. Decreased margin in P&C Canada was primarily driven by lower deposit spreads in a low interest rate environment, competitive pricing pressure and lower refinancing fees on mortgages. In P&C U.S., the increase was mainly due to increased deposit balances and improved loan spreads as well as the impact of the acquired business, partially offset by deposit spread compression. In Private Client Group, the

8 • BMO Financial Group First Quarter Report 2012

increase was mainly due to the earnings from our acquisitions, higher than usual asset management revenues from a strategic investment and higher private banking loan and deposit balances. The reduction in net interest margin in BMO Capital Markets was primarily attributable to growth in lower margin assets and an income distribution on an investment security in the prior year.

Average earning assets increased $66 billion or 17% relative to a year ago, with minimal impact due to the stronger U.S. dollar. Higher asset levels were attributable to assets of the acquired business (which contributed $35 billion overall) in P&C U.S. and in Private Client Group along with personal loan growth in the Canadian private banking business, increased deposits with the Federal Reserve and reverse repos in BMO Capital Markets and loan growth in P&C Canada. There were also higher cash balances in Corporate Services representing, in part, increased deposits with the Federal Reserve.

Relative to the fourth quarter, net interest income increased $56 million or 2.5%. Adjusted net interest income increased $96 million or 4.8%. There was good growth in Private Client Group and BMO Capital Markets with a more modest increase in P&C Canada, partially offset by a decrease in P&C U.S.

BMO’s overall net interest margin increased 4 basis points from the fourth quarter to 2.05%. Adjusted net interest margin increased 7 basis points to 1.85%. There were increases in all groups except P&C U.S., where the benefits of increased deposit balances were more than offset by deposit spread compression and lower loan spreads. P&C Canada’s overall net interest margin was essentially flat. In Private Client Group, margin increased due largely to the higher than usual revenues from the strategic investment referenced above. BMO Capital Markets net interest margin increased mainly due to increases in revenues from our interest-rate-sensitive businesses.

Average earning assets increased $3.4 billion or 0.8% from the fourth quarter. The increase was attributable to growth in BMO Capital Markets due to higher reverse repos, as well as cash resources.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Adjusted Net Interest Margin on Earning Assets (teb)*

(In basis points)	Q1-2012	Increase (Decrease) vs. Q1-2011	Increase (Decrease) vs. Q4-2011
P&C Canada	290	(11)	2
P&C U.S.	443	19	(9)

Personal and Commercial Client Group	331	11	(2)
Private Client Group	380	81	89
BMO Capital Markets	61	(22)	3
Corporate Services, including (T&O)**	nm	nm	nm

Total BMO adjusted net interest margin (1)	185	6	7
Total BMO reported net interest margin	205	27	4

Total Canadian Retail (reported and adjusted)***	290	(13)	2

*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins, and changes in margins. Operating group margins are stated on a teb basis while total BMO margin is stated on a GAAP basis.
**	Corporate Services adjusted net interest income is negative in all periods and its variability affects changes in net interest margin.
***	Total Canadian retail margin represents the net interest margin of the combined Canadian business of P&C Canada and Private Client Group.
(1)	These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.
nm -	not meaningful

Non-Interest Revenue

Non-interest revenue is detailed in the attached summary unaudited interim consolidated financial statements. Non-interest revenue increased $48 million or 2.7% from a year ago. Adjusted non-interest revenue decreased $71 million or 4.1%. Adjusted non-interest revenue excludes $148 million of revenue from run-off structured credit activities in the current quarter and $30 million of comparable revenues a year ago, which are reported in trading revenues and recorded in the Corporate Services segment. Results included $160 million attributable to the acquired business, consisting primarily of deposit and payment service charges in P&C U.S., investment management fees in Private Client Group and other revenue. There was a strong increase in P&C U.S., due to the acquired business. There were decreases in BMO Capital Markets due to strong revenues a year ago, in P&C Canada due to a securities gain in the prior year, and in insurance revenues in Private Client Group.

Underwriting and advisory fees decreased significantly as continued concerns over the European debt situation led to lower investment banking activity, primarily in the mergers and acquisitions area. Insurance income also declined appreciably, as the effects of movements in long-term interest rates lowered revenues in the current quarter by approximately $65 million and raised revenues a year ago by approximately $12 million.

Relative to the fourth quarter, non-interest revenue increased $239 million or 15%. Adjusted non-interest revenue decreased $23 million or 1.4%. Insurance revenue declined due to the approximately $65 million impact of unfavourable long-term interest rate movements in the current quarter, compared with the approximately $26 million impact in the fourth quarter. Trading revenues improved significantly from the low levels of the preceding quarter, primarily in interest and equity trading.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group First Quarter Report 2012 • 9

Non-Interest Expense

Non-interest expense is detailed in the attached unaudited interim consolidated financial statements. Non-interest expense increased $496 million or 24% from a year ago to $2,554 million. Adjusted non-interest expense increased $329 million or 16% from a year ago to $2,378 million. Adjusted non-interest expense in the current quarter excludes $70 million of integration costs relating to the acquired business, $34 million in respect of the amortization of acquisition-related intangible assets and a $68 million restructuring charge recorded in Corporate Services to align BMO Capital Markets’ cost structure with the current and future business environment. The acquired business increased adjusted non-interest expense by $307 million. Excluding the acquired business, adjusted non-interest expense increased $22 million or 1.1% year over year due to the LGM acquisition and modest growth across most categories. The stronger U.S. dollar increased adjusted expense growth by $5 million or 0.2%.

Expenses in the quarter reflected ongoing costs that relate to initiatives undertaken in 2011 as well as a litigation expense in P&C U.S.

Relative to the fourth quarter, non-interest expense increased $122 million or 5.0%. Adjusted non-interest expense increased $37 million or 1.6%. Employee compensation costs were significantly higher due to the inclusion of $71 million of performance-based compensation in respect of employees that are eligible to retire, which are expensed each year in the first quarter, and higher employee benefits costs, which are typically higher in the first quarter of the year.

Our increased focus on productivity has resulted in a quarter over quarter adjusted operating leverage of 0.4% or 3.4% on a basis that excludes performance-based compensation in respect of employees that are eligible to retire.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Risk Management

Uncertainty surrounding the European and U.S. economies continues to impact the global economic recovery. However, there are positive signs that a recovery is underway in the United States, with GDP growing moderately and the housing market starting to stabilize. There has also been some progress made by European leaders towards improving fiscal discipline, a very important step in restoring investor confidence.

In Canada, low interest rates, an active housing market and high consumer debt levels imply potential risk. BMO’s Canadian residential mortgage portfolio represents 6.2% of the total Canadian residential mortgage market, which totalled approximately $1,107 billion at December 31, 2011. The portfolio is 70% insured, with an average loan-to-value ratio of 63% (adjusted for current housing values). The remaining 30% of the portfolio is uninsured, with an average loan-to-value ratio of 54%. BMO’s Home Equity Line of Credit portfolio is uninsured, but 94% of the exposures represent a priority claim and there are no exposures that had an average loan-to-value ratio greater than 80% at time of origination. We remain satisfied with our prudent and consistent lending standards throughout the credit cycle and will continue to monitor the portfolio closely.

Provisions for credit losses for the current and prior periods are now reflected on an IFRS basis, which includes provisions resulting from the recognition of our securitized loans and certain special purpose entities. IFRS also requires that we recognize interest income on impaired loans with a corresponding increase in provision for credit losses.

Credit quality improved in the quarter and this is reflected in the provisions for the quarter. Provisions for credit losses totalled $141 million in the first quarter of 2012. Adjusted provisions for credit losses were $91 million, after adjusting for a $31 million specific provision and a $19 million increase in the collective allowance for the M&I purchased performing portfolio.

Adjusted specific provisions for credit losses were $91 million, or an annualized 17 basis points of average net loans and acceptances, compared with $281 million or 53 basis points in the fourth quarter of 2011 and $317 million or 62 basis points in the first quarter of 2011. Included in adjusted specific provisions for credit losses is a recovery of $142 million related to the M&I purchased credit impaired loans this quarter.

On a geographic basis, specific provisions in Canada and all other countries (excluding the United States) were $153 million in the first quarter of 2012, $180 million in the fourth quarter of 2011 and $170 million in the first quarter of 2011. Specific provisions in the United States were a $31 million recovery in the first quarter of 2012, and charges of $119 million in the fourth quarter of 2011 and $147 million in the first quarter of 2011. On an adjusted basis, specific provisions in the United States for the comparable periods were a $62 million recovery and provisions of $101 million and $147 million, respectively.

BMO employs a methodology for segmented reporting purposes whereby credit losses are charged to the client operating groups quarterly, based on their share of expected credit losses. The difference between quarterly charges based on expected losses and required quarterly provisions based on actual losses is charged (or credited) to Corporate Services. The following paragraphs outline credit losses by client operating group based on actual credit losses, rather than their share of expected credit losses.

Actual credit losses in the first quarter of 2012 were: $149 million in P&C Canada; $80 million in P&C U.S. ($56 million on an adjusted basis); $11 million recovery in BMO Capital Markets; $6 million charge in Private Client Group ($4 million on an adjusted basis); and $40 million in Corporate Services ($35 million on an adjusted basis), which included loans transferred from P&C U.S. to Corporate Services in the third quarter of 2011 and IFRS adjustments related to the interest on impaired loans. These actual credit losses exclude the $142 million recovery related to the M&I purchased credit impaired loans.

Actual credit losses in the fourth quarter of 2011 were: $172 million in P&C Canada; $89 million in P&C U.S. ($69 million on an adjusted basis); $12 million in BMO Capital Markets; $2 million in Private Client Group; and $24 million in Corporate Services ($26 million on an adjusted basis), which included loans transferred from P&C U.S. to Corporate Services in the third quarter of 2011 and IFRS adjustments related to the interest on impaired loans.

Actual credit losses in the first quarter of 2011, on both a reported and adjusted basis, were: $160 million in P&C Canada; $131 million in P&C U.S.; $3 million in BMO Capital Markets; $3 million in Private Client Group; and $20 million in Corporate Services due to the IFRS adjustments related to the interest on impaired loans.

Impaired loan formations totalled $624 million in the current quarter, down from $732 million in the fourth quarter of 2011 and up from $474 million a year ago. U.S.-related formations

10 • BMO Financial Group First Quarter Report 2012

represented over half of BMO’s total formations in the quarter, of which $259 million is related to purchased portfolios.

Total gross impaired loans, excluding the purchased credit impaired loans, were $2,657 million at the end of the current quarter, down from $2,685 million in the fourth quarter of 2011 and from $2,739 million a year ago. At the end of the quarter, there were $429 million of gross impaired loans related to the acquired portfolios, of which $115 million is subject to a loss-sharing agreement that expires in 2015 for commercial loans and 2020 for retail loans.

BMO’s liquidity and funding, market and insurance risk management practices and key measures are outlined on pages 88 to 91 of BMO’s 2011 annual MD&A.

There were no significant changes to our level of liquidity and funding risk over the quarter. We remain satisfied that our liquidity and funding management framework provides us with a sound liquidity position.

Trading and Underwriting Market Value Exposure (MVE) remained stable over the period. Exposure in the bank’s available-for-sale (AFS) portfolios increased mainly due to an increase in fixed income activity.

Stressed VaR, which is part of the Basel II Market Risk Amendment requirements that became effective in the first quarter of 2012, is reported in the table below. Stressed VaR model inputs are calibrated to historical data from a period of significant financial stress, whereas model inputs for VaR are calibrated to data from the prior 1-year period. The Stress VaR historical period is currently from August 2008 to August 2009.

There were no significant changes in our structural market risk management practices during the quarter. Structural MVE is driven by rising interest rates and primarily reflects a lower market value for fixed-rate loans. Structural Earnings Volatility (EV) is driven by falling interest rates and primarily reflects the risk of prime-based loans repricing at lower rates. MVE and economic value sensitivities decreased modestly from the prior quarter primarily due to the adoption of IFRS. EV and earnings exposures under a falling interest rate scenario increased modestly from the prior quarter largely due to the increased impact of deposit floors, which limit the extent that interest expense can decline when interest rates fall.

There were no significant changes in the risk management practices or risk levels of our insurance business during the quarter.

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Provisions for Credit Losses

(Canadian $ in millions, except as noted)	Q1-2012	Q4-2011	Q1-2011
New specific provisions	412	415	400
Reversals of previously established allowances	(67)	(45)	(24)
Recoveries of loans previously written-off	(223)	(71)	(59)

Specific provision for credit losses	122	299	317
Change in collective allowance	19	63	6

Provision for credit losses (PCL)	141	362	323
Adjusted specific provision for credit losses (1)	91	281	317

PCL as a % of average net loans and acceptances (annualized) (2)	0.23%	0.60%	0.63%
PCL as a % of average net loans and acceptances excluding purchased portfolios (annualized) (3)	0.49%	0.52%	0.64%
Specific PCL as a % of average net loans and acceptances (annualized) (2)	0.20%	0.50%	0.62%
Adjusted specific PCL as a % of average net loans and acceptances (annualized) (1)	0.17%	0.53%	0.62%

(1)	Adjusted specific provision for credit losses excludes provisions related to the acquired M&I performing portfolio.
(2)	Ratio is presented including purchased portfolios and prior periods have been restated.
(3)	Ratio is presented excluding purchased portfolios, to provide for better historical comparisons.

Changes in Gross Impaired Loans and Acceptances (GIL) (1)
(Canadian $ in millions, except as noted)	Q1-2012	Q4-2011	Q1-2011
GIL, beginning of period	2,685	2,290	2,894
Additions to impaired loans & acceptances (2)	624	732	474
Reductions in impaired loans & acceptances (2) (3)	(379)	(124)	(396)
Write-offs (4)	(273)	(213)	(233)

GIL, end of period (1)	2,657	2,685	2,739
GIL as a % of gross loans & acceptances (5)	1.09%	1.12%	1.33%
GIL as a % of gross loans & acceptances excluding purchased portfolios (5)	1.04%	1.18%	1.33%
GIL as a % of equity and allowances for credit losses (5)	8.74%	8.98%	11.46%
GIL as a % of equity and allowances for credit losses excluding purchased portfolios (5)	7.39%	8.36%	11.47%
(1)	GIL excludes purchased credit impaired loans.
(2)	Prior periods have been restated to reflect current treatment of formations and reductions.
(3)	Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and effects for consumer write-offs which have not been recognized in formations.
(4)	Excludes certain loans that are written off directly and not classified as new formations ($104 million in Q1-2012; $105 million in Q4-2011; and $103 million in Q1-2011).
(5)	Ratio is presented including purchased portfolios and prior periods have been restated. Ratio is also presented excluding purchased portfolios, to provide for better historical comparisons.

This section contains adjusted results and measures which are non-GAAP. Please see the Non-GAAP Measures section.

BMO Financial Group First Quarter Report 2012 • 11

Total Trading and Underwriting Market Value

Exposure (MVE) Summary ($ millions)*

	For the quarter ended January 31, 2012				Oct. 31
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	2011

Commodity VaR	(0.3)	(0.4)	(0.5)	(0.2)	(0.3)
Equity VaR	(4.9)	(5.7)	(8.6)	(4.1)	(5.4)
Foreign Exchange VaR	(3.3)	(3.9)	(6.8)	(0.9)	(0.9)
Interest Rate VaR (Mark-to-Market)	(6.7)	(8.1)	(9.9)	(6.5)	(6.3)
Diversification	7.6	7.0	nm	nm	4.2

Trading Market VaR	(7.6)	(11.1)	(15.9)	(7.6)	(8.7)
Trading & Underwriting Issuer Risk	(4.7)	(4.4)	(5.5)	(3.3)	(3.6)

Total Trading & Underwriting MVE	(12.3)	(15.5)	(19.5)	(12.3)	(12.3)

Interest Rate VaR (AFS)	(17.6)	(14.3)	(17.6)	(12.0)	(11.3)

*	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

nm- not meaningful

Total Trading Market Stressed

Value at Risk (VaR) Summary ($ millions)*

	For the quarter ended January 31, 2012				Oct. 31
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	2011

Commodity Stressed VaR	(0.9)	(0.5)	(0.9)	(0.3)	(0.3)
Equity Stressed VaR	(7.2)	(8.7)	(12.2)	(5.6)	(6.4)
Foreign Exchange Stressed VaR	(5.0)	(7.2)	(12.0)	(1.6)	(1.2)
Interest Rate Stressed VaR (Mark-to-Market)	(14.7)	(16.6)	(18.6)	(13.8)	(13.2)
Diversification	12.2	11.4	nm	nm	6.7

Trading Market Stressed VaR	(15.6)	(21.6)	(27.4)	(15.0)	(14.4)

*	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

nm- not meaningful

Structural Balance Sheet Market Value Exposure and Earnings Volatility ($ millions)*

(Canadian equivalent)	Jan. 31 2012	Oct 31. 2011

Market value exposure (MVE) (pre-tax)	(619.1)	(685.9)
12-month earnings volatility (EV) (after-tax)	(96.2)	(95.0)

*	Losses are in brackets. Measured at a 99% confidence interval.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)* **

(Canadian equivalent)	Economic value sensitivity (Pre-tax)		Earnings sensitivity over the next 12 months (After-tax)

	Jan. 31 2012	Oct. 31 2011	Jan. 31 2012	Oct. 31 2011

100 basis point increase	(553.6)	(614.3)	19.3	24.8
100 basis point decrease	364.3	441.8	(104.5)	(102.5)

200 basis point increase	(1,220.4)	(1,295.7)	52.6	69.3
200 basis point decrease	667.0	829.4	(94.3)	(63.3)

*	Losses are in brackets and benefits are presented as positive numbers.
**	For BMO’s Insurance businesses, a 100 basis point increase in interest rates at January 31, 2012 results in an increase in earnings after tax of $95 million and an increase in before tax economic value of $544 million ($88 million and $436 million, respectively, at October 31, 2011). A 100 basis point decrease in interest rates at January 31, 2012 results in a decrease in earnings after tax of $85 million and a decrease in before tax economic value of $653 million ($82 million and $494 million, respectively, at October 31, 2011). These impacts are not reflected in the table above.

Income Taxes

As explained in the Revenue section, management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and report accordingly.

The provision for income taxes of $313 million increased $51 million from the first quarter of 2011 and $53 million from the fourth quarter of 2011. The effective tax rate for the quarter was 22.0%, compared with 24.1% a year ago and 25.3% in the fourth quarter. The lower effective tax rate in the current quarter relative to the first quarter of 2011 was primarily due to higher income from entities not subject to tax, a 1.7 percentage point reduction in the statutory Canadian income tax rate in 2012 and a provision for prior periods’ income taxes recorded in the U.S. business segment of BMO Capital Markets in the first quarter of 2011. These factors were partially offset by a higher proportion of income from higher tax-rate jurisdictions. The lower effective tax rate in the current quarter relative to the fourth quarter of 2011 was primarily due to a higher proportion of income from entities not subject to tax and the reduction in the statutory Canadian income tax rate in 2012, partially offset by a lower proportion of tax-exempt income. The adjusted effective tax rate was 23.7% in the current quarter, compared with 24.5% in the first quarter of 2011 and 20.7% in the fourth quarter of 2011. The adjusted tax rate is computed using adjusted net income rather than net income in the determination of income subject to tax.

As explained in the Provision for Income Taxes section of BMO’s 2011 annual MD&A, to manage the impact of foreign exchange rate changes on BMO’s investments in foreign operations, BMO may hedge foreign exchange risk by partially or fully funding its foreign investment in U.S. dollars. The gain or loss from such hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities results in an income tax charge or credit in the current period in shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not incur income taxes until the investments are liquidated. The income tax charge or benefit arising from such hedging gains or losses is a function of the fluctuation in the Canadian/U.S. exchange rate from period to period. This hedging of the investments in U.S. operations has given rise to an income tax recovery in shareholders’ equity of $17 million for the quarter. Refer to the Consolidated Statement of Comprehensive Income included in the unaudited interim consolidated financial statements for further details. Information on additional hedging of our foreign exchange exposure due to investments in foreign operations is, with respect to the mitigation of potential volatility in our capital ratios, described below in the Capital Management Q1 2012 Regulatory Capital Review section.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

12 • BMO Financial Group First Quarter Report 2012

Summary Quarterly Results Trends (1) (2)

(Canadian $ in millions, except as noted)	Q1-2012	Q4-2011	Q3-2011	Q2-2011	Q1-2011	Q4-2010(2)	Q3-2010(2)	Q2-2010(2)

Total revenue	4,117	3,822	3,320	3,333	3,468	3,236	2,914	3,057
Provision for credit losses – specific	122	299	245	265	317	253	214	249
Provision for credit losses – collective	19	63	(15)	32	6	-	-	-
Non-interest expense	2,554	2,432	2,221	2,030	2,058	2,030	1,905	1,838
Reported net income	1,109	768	708	813	825	757	688	763
Adjusted net income	972	832	856	770	817	766	697	770

Basic earnings per share ($)	1.65	1.12	1.10	1.34	1.36	1.25	1.13	1.27
Diluted earnings per share ($)	1.63	1.11	1.09	1.32	1.34	1.24	1.13	1.26
Adjusted diluted earnings per share ($)	1.42	1.20	1.34	1.25	1.32	1.26	1.14	1.28
Net interest margin on earning assets (%)	2.05	2.01	1.76	1.82	1.78	1.89	1.88	1.88
Adjusted net interest margin on earning assets (%)	1.85	1.78	1.78	1.83	1.79	1.89	1.88	1.88
Effective income tax rate (%)	22.0	25.3	18.0	19.2	24.1	20.6	13.4	21.4
Canadian/U.S. dollar exchange rate (average)	1.01	1.01	0.96	0.96	1.01	1.04	1.05	1.03

Reported net income:
P&C Canada	446	439	443	414	477	427	431	399
P&C U.S.	137	155	90	53	54	46	52	56

Personal and Commercial Banking	583	594	533	467	531	473	483	455
Private Client Group	105	137	104	91	144	120	98	109
BMO Capital Markets	198	143	270	229	260	214	130	260
Corporate Services, including T&O	223	(106)	(199)	26	(110)	(50)	(23)	(61)

BMO Financial Group net income	1,109	768	708	813	825	757	688	763

Adjusted net income:
P&C Canada	448	441	444	417	479	429	433	400
P&C U.S.	154	172	99	57	59	51	57	61

Personal and Commercial Banking	602	613	543	474	538	480	490	461
Private Client Group	110	143	105	93	145	121	100	111
BMO Capital Markets	198	143	270	229	260	214	130	260
Corporate Services, including T&O	62	(67)	(62)	(26)	(126)	(49)	(23)	(62)

BMO Financial Group adjusted net income	972	832	856	770	817	766	697	770

(1) Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

(2) Amounts for Q2 2010 to Q4 2010 have not been restated to conform to IFRS. See discussion that follows.

BMO’s quarterly earning trends were reviewed in detail on pages 98 and 99 of BMO’s 2011 annual MD&A. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. The above table outlines summary results for the second quarter of fiscal 2010 through the first quarter of fiscal 2012.

Effective November 1, 2011, BMO’s financial statements are prepared in accordance with International Financial Reporting Standards (IFRS). The consolidated financial statements for comparative periods in fiscal year 2011 have been restated. Our financial results for the quarters in fiscal year 2010, however, have not been restated and are still being presented in accordance with CGAAP as defined at that time.

We have remained focused on our objectives and priorities and made good progress in embracing a culture that places the customer at the centre of everything we do. Economic conditions were at times challenging for some of our businesses in 2011, but overall conditions improved and we maintained our focus on our vision and strategy, while also reporting results in 2011 and in the first quarter of 2012 that were stronger than in 2010.

Results in 2011 and in the first quarter of 2012 strengthened, generally, reflecting a trend toward stronger revenues, reduced provisions for credit losses and increased net income, although results in the fourth quarter were weaker due to concerns over the European debt situation. Expenses increased in 2011, reflecting acquisitions, initiative spending and business growth.

P&C Canada has performed well with generally increasing revenues and profitability, and good revenue increases in both personal and commercial businesses, driven by volume growth across most products. Net income has generally trended higher in 2011 and into the first quarter of 2012, with revenue and expense growth moderating during that period.

P&C U.S. has operated in a difficult economic environment since 2007. Results in 2010 were also affected by acquisition integration costs. The economic environment in 2010 led to a drop in loan utilization, which affected revenue growth and net income. Results improved significantly in 2011 and into the first quarter of 2012, after the acquisition of M&I late in the third quarter.

Private Client Group results in recent quarters generally reflect continued growth in Private Client Group excluding insurance. The variability in the quarterly trend is due to reinsurance charges and the effect of long-term interest rate movements in our insurance business. Commencing in the third quarter of 2011, Private Client Group results reflect the acquisition of LGM and the M&I wealth management business. M&I in particular contributed favourably to results for the past three quarters.

BMO Capital Markets results in 2010 varied by quarter, with strong results in the second quarter and particularly weak net income in the third quarter. Results in the first quarter of 2011 were particularly strong, while second quarter results returned to normal levels and third quarter results benefited from tax recoveries related to prior periods. Results were down in the

BMO Financial Group First Quarter Report 2012 • 13

fourth quarter of 2011 and, to a lesser degree, in the first quarter of 2012 due to a difficult, but improving market environment.

Corporate Services reported results are affected by adjusting items. Adjusted results have been generally more consistent, reflecting decreased provisions for credit losses and better revenues.

The effective income tax rate can vary as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate.

The U.S. dollar has generally weakened over the past two years. It weakened further in 2011 to levels close to parity, although the decrease in its value was less pronounced than in 2010. The U.S. dollar strengthened slightly in the first quarter of 2012. A stronger U.S. dollar increases the translated values of BMO’s U.S.-dollar-denominated revenues and expenses.

Balance Sheet

Total assets of $538.3 billion increased $37.7 billion from October 31, 2011. The increase primarily reflects increases in cash and cash equivalents and interest bearing deposits with banks of $21.5 billion, securities borrowed or purchased under resale agreements of $4.6 billion, securities of $4.3 billion, net loans and acceptances of $3.7 billion, and all other items totalling $3.6 billion.

The $21.5 billion increase in cash and cash equivalents and interest bearing deposits with banks was primarily due to increased balances held with the Federal Reserve.

The $4.3 billion increase in securities resulted primarily from an increase in available-for-sale securities.

The $3.7 billion increase in net loans and acceptances was primarily due to an increase in loans to businesses and governments of $3.8 billion. There were also increases in residential mortgages and consumer instalment and other personal loans of $0.2 billion, respectively. This growth was offset by a reduction of $0.5 billion in credit card loans and customers’ liability under acceptances.

The $3.6 billion increase in other items primarily related to increases in derivative assets, primarily in interest rate contracts. There was a comparable increase in derivative financial liabilities.

Liabilities and equity increased $37.7 billion from October 31, 2011. The change primarily reflects increases in securities lent or sold under repurchase agreements of $19.9 billion, deposits of $14.2 billion, derivative financial liabilities of $4.2 billion and shareholders’ equity of $0.7 billion. There was a decrease in all other items totalling $1.3 billion.

Securities lent or sold under repurchase agreements increased $19.9 billion mainly due to increased client-driven activities.

Deposits by businesses and governments increased $14.6 billion primarily due to increased U.S. deposits and U.S. dollar wholesale funding. Deposits by individuals increased $0.3 billion while deposits by banks decreased $0.7 billion.

The increase in shareholders’ equity of $0.7 billion in the fourth quarter reflects an increase in retained earnings.

Contractual obligations by year of maturity are outlined in Table 20 on page 110 of BMO’s 2011 Annual Report, in accordance with CGAAP. On this basis, there have been no material changes to contractual obligations that are outside the ordinary course of our business.

Capital Management

Q1 2012 Regulatory Capital Review

BMO remains well capitalized, with a Common Equity Ratio (based on Basel II) of 9.65%, and a Basel II Tier 1 Capital Ratio of 11.69% at January 31, 2012. Common Equity and Tier 1 capital were $20.1 and $24.4 billion, respectively. Risk-weighted assets (RWA) were $209 billion at January 31, 2012. The Common Equity Ratio was essentially unchanged and the Tier 1 Capital Ratio declined 32 basis points from the fourth quarter primarily due to lower capital, as explained below, but such ratios remain strong and well in excess of regulatory requirements.

Effective November 1, 2011, BMO adopted IFRS, which impacts our capital ratios on a prospective basis. The transition to IFRS reduced RWA and lowered retained earnings, which will ultimately reduce BMO’s Basel II Tier 1 Capital Ratio by approximately 60 basis points and increase the assets to capital multiple by 1.45x. Under OSFI transition guidance, BMO has elected to phase in the impact of lower Tier 1 capital over a five-quarter period. The impact of the IFRS transition in the first quarter of 2012 on our Basel II Tier 1 Capital Ratio was a 6 basis point reduction. The impact of lower RWA is not phased in and is fully recognized in the first quarter of 2012.

At January 31, 2012, BMO’s risk-weighted assets reflect changes to the Basel II Accord (“Basel 2.5” rules) for capitalizing certain trading book and structured-product risks. RWA of $209 billion, however, remains unchanged from October 31, 2011, as the requirements for additional Stressed VaR RWA under the Basel 2.5 rules were offset by lower RWA due to the transition to IFRS described above, improved risk assessments and lower Basel II market risk RWA.

Common equity (on a Basel II basis) at January 31, 2012, increased $0.1 billion from $20.0 billion at October 31, 2011. Retained earnings growth was offset by adjustments to retained earnings as part of the transition to IFRS, which, as noted above, is phased in over five quarters, and higher Basel II capital deductions due to the expiry of grandfathering rules related to capital deductions for insurance subsidiaries held prior to January 1, 2007. These adjustments had the effect of lowering the Common Equity Ratio (based on Basel II) by 8 basis points and 9 basis points, respectively. Excluding these adjustments, common equity increased by $0.6 billion due to retained earnings growth and the issuance of common shares through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options, partly offset by higher deductions under Basel 2.5 rules.

Basel II Tier 1 capital decreased $0.7 billion from October 31, 2011, primarily due to the redemption of $400 million BMO BOaTS – Series C in December and US$300 million Class B Preferred Shares Series 10 announced in January and completed in February.

BMO’s Basel II Total Capital Ratio was 14.58% at January 31, 2012. The ratio decreased 27 basis points from 14.85% in the fourth quarter. Total capital decreased $0.5 billion to $30.4 billion, primarily due to the factors outlined above.

The IFRS adjustments reflected in capital in the first quarter, described above, reduced the Tier 1 Capital Ratio and Total Capital Ratio by 6 and 2 basis points, respectively. Once fully phased in, the ultimate impact on the ratios will be 60 and 55 basis points, respectively. The end of the insurance subsidiary

14 • BMO Financial Group First Quarter Report 2012

grandfathering rules reduced both the Common Equity Ratio and Tier 1 Capital Ratio by 9 basis points in the quarter.

BMO’s Asset-to-Capital Multiple, a leverage ratio monitored by OSFI, was 15.37 at January 31, 2012. Under OSFI rules, a bank’s total assets should be no greater than 20 times its available capital, but OSFI may prescribe a lower multiple, or approve a multiple of up to 23, depending on a bank’s circumstances.

BMO’s investments in U.S. operations are primarily denominated in U.S. dollars. As discussed above in the Income Taxes section, foreign exchange gains or losses on the translation of the investments in foreign operations to Canadian dollars are reported in shareholders’ equity (without attracting tax until realized). When coupled with the foreign exchange impact of U.S.-dollar-denominated RWA on Canadian-dollar-equivalent RWA, and with the impact of U.S.-dollar-denominated capital deductions on our Canadian dollar capital, this may result in volatility in the bank’s capital ratios. BMO may, as discussed above in the Income Taxes section, partially hedge this foreign exchange risk by funding its foreign investment in U.S. dollars and may, to reduce the impact of foreign exchange rate changes on the bank’s capital ratios, enter into forward currency contracts.

Pending Basel III Regulatory Capital Changes

The Basel III capital rules, which will start to come into effect in January 2013, have now been largely outlined and BMO’s Basel III capital ratios are well-positioned for the adoption of the new requirements.

We consider the Common Equity Ratio to be the primary capital ratio under Basel III. Based on our analysis and assumptions, BMO’s pro-forma January 31, 2012, Common Equity Ratio would be 7.2%, approximately 30 basis points higher than the fourth quarter. OSFI indicated in a public letter dated February 1, 2011, that it expects deposit-taking institutions to meet the Basel III capital requirements, including a 7% Common Equity Ratio target (4.5% minimum plus 2.5% capital conservation buffer), early in the Basel III transition period, which commences at the start of 2013. As such and as discussed below, BMO currently exceeds such expectations on a pro-forma basis. With retained earnings growth, BMO expects to maintain a Common Equity Ratio comfortably in excess of 7% when the rules come into effect in Canada in January 2013.

The bank’s regulatory common equity, defined as common equity net of applicable regulatory capital adjustments, would decrease by approximately $2.7 billion from $18.9 billion under Basel II, based on full phase in of IFRS impacts, to $16.2 billion under Basel III, both as at January 31, 2012.

Our RWA at January 31, 2012, would increase by approximately $16 billion from $209 billion under Basel II to $225 billion, primarily due to higher counterparty credit risk RWA of $14.1 billion, as well as the conversion of certain existing Basel II capital deductions to RWA.

The Basel III pro-forma Tier 1 Capital Ratio at January 31, 2012, would be 9.1%, unchanged from the fourth quarter.

Under Basel III, Tier 1 capital at January 31, 2012, would decrease by approximately $2.9 billion from $23.3 billion under Basel II, based on full phase in of IFRS impacts, to $20.4 billion.

BMO’s pro-forma Tier 1 Capital Ratio, Total Capital Ratio and Leverage Ratio exceed Basel III minimum requirements.

The pro-forma calculations and statements in this section assume full implementation of announced Basel III regulatory capital requirements and proposals. In calculating the bank’s Basel III Tier 1 Capital Ratio, Basel III Total Capital Ratio and Leverage Ratio, we also assumed that the current non-common share Tier 1 and Tier 2 capital instruments were fully included in regulatory capital. These instruments do not meet Basel III capital requirements and will be subject to the grandfathering provisions and phased out over a nine-year period beginning January 1, 2013. We expect to be able to refinance non-common share capital instruments as and when necessary in order to meet applicable non-common share capital requirements.

The Basel III pro-forma ratios do not reflect future management actions that may be taken to help mitigate the impact of the changes, the benefit of future growth in retained earnings, additional rule changes or factors beyond management’s control.

Additional information on Basel III regulatory capital changes is available in the Enterprise-Wide Capital Management section on pages 61 to 65 of BMO’s 2011 annual MD&A.

Other Capital Developments

On January 19, 2012, BMO announced its intention to redeem all of its US$300 million Non-cumulative Perpetual Class B Preferred Shares Series 10, which were redeemed on February 25, 2012.

During the quarter, 1,381,000 common shares were issued through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options.

On February 28, 2012, BMO announced that the Board of Directors declared a quarterly dividend payable to common shareholders of $0.70 per share, unchanged from a year ago and from the preceding quarter. The dividend is payable May 28, 2012, to shareholders of record on May 1, 2012. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (“Plan”). Under the Plan, the Board of Directors determines whether the common shares will be purchased in the secondary market or issued by the bank from treasury. At this time, the common shares purchased under the Plan will be issued from treasury with a two per cent discount from the average market price of the common shares, as defined in the Plan.

BMO Financial Group First Quarter Report 2012 • 15

Qualifying Regulatory Capital

Basel II Regulatory Capital and Risk-Weighted Assets

(Canadian $ in millions)	Q1-2012	Q4-2011

Gross common shareholders’ equity	24,709	24,455
IFRS phase in not applicable to common equity	88	-
Goodwill and excess intangible assets	(3,656)	(3,585)
Securitization-related deductions	(34)	(168)
Expected loss in excess of allowance – AIRB Approach	(233)	(205)
Substantial investments/Investments in insurance subsidiaries	(659)	(481)
Other deductions	(75)	-

Adjusted common shareholders’ equity	20,140	20,016
Non-cumulative preferred shares	2,464	2,861
Innovative Tier 1 Capital Instruments	1,857	2,156
Non-controlling interest in subsidiaries	26	38
IFRS phase in only applicable to Tier 1 capital	(88)	-

Adjusted Tier 1 Capital	24,399	25,071

Subordinated debt	5,813	5,896
Trust subordinated notes	800	800
Accumulated net after-tax unrealized gains on available-for-sale equity securities	1	7
Eligible portion of collective allowance for credit losses	359	309

Total Tier 2 Capital	6,973	7,012
Securitization-related deductions	(34)	(31)
Expected loss in excess of allowance – AIRB Approach	(233)	(205)
Substantial Investments/Investment in insurance subsidiaries	(659)	(855)

Adjusted Tier 2 Capital	6,047	5,921

Total Capital	30,446	30,992

Risk-Weighted Assets
(Canadian $ in millions)	Q1-2012	Q4-2011

Credit risk	175,073	179,092
Market risk	8,719	4,971
Operational risk	24,958	24,609

Total risk-weighted assets	208,750	208,672

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

The foregoing sections contain adjusted results and measures, which are non-GAAP. Please see the Non-GAAP Measures section.

Outstanding Shares and Securities Convertible into Common Shares

As at February 22, 2012	Number of shares or dollar amount

Common shares		640,404,902
Class B Preferred Shares
Series 5		$200,000,000
Series 13		$350,000,000
Series 14		$250,000,000
Series 15		$250,000,000
Series 16		$300,000,000
Series 18		$150,000,000
Series 21		$275,000,000
Series 23		$400,000,000
Series 25		$290,000,000
Convertible into common shares:
Class B Preferred Shares (1)
Series 10	US$	300,000,000
Stock options
– vested		9,736,000
– non-vested		8,670,000

(1)	Convertible preferred shares may be exchanged for common shares on specific dates on a pro-rata basis based on 95% of the average trading price of common shares for the 20 days ending four days prior to the exchange date. The series 10 shares were redeemed on February 25, 2012.

Details on share capital are outlined in the 2011 Annual Report in Note 20 to the audited consolidated financial statements on pages 154 to 155.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Credit Rating

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. Should our credit ratings experience a material downgrade, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could have other consequences, including those set out in Note 10 on page 140 of our annual consolidated financial statements.

    BMO’s senior debt credit ratings were unchanged in the quarter and have a stable outlook. All four ratings are indicative of high-grade, high-quality issues. The ratings are as follows: DBRS (AA); Fitch (AA-); Moody’s (Aa2); and Standard & Poor’s (A+). These credit ratings are also disclosed in the Financial Highlights section located near the beginning of this document.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our directors and executives and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer to our customers for those services. A select suite of customer loan and mortgage products is offered to our employees at rates normally made available to our preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.

    Stock options and deferred share units granted to directors and preferred rate loan agreements for executives, relating to transfers we initiate, are both discussed in Note 27 to the audited consolidated financial statements on page 169 of BMO’s 2011 Annual Report.

Off-Balance-Sheet Arrangements

BMO enters into a number of off-balance-sheet arrangements in the normal course of operations. The most significant of these are Credit Instruments, Special Purpose Entities and Guarantees, which are described on pages 66 to 68 and 70 of BMO’s 2011 annual MD&A as well as in Notes 4 and 6 to the attached unaudited interim consolidated financial statements. Under IFRS, we now consolidate our structured credit vehicles, U.S. customer securitization vehicle, BMO Capital Trust II and BMO Subordinated Notes Trust. See the Select Financial Instruments section for comments on any significant changes to these arrangements during the quarter ended January 31, 2012.

16 • BMO Financial Group First Quarter Report 2012

Accounting Policies and Critical Accounting Estimates

Effective this quarter, BMO’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS, unless otherwise indicated. Significant accounting policies under IFRS are described in Note 1 to the attached unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion. The consolidated financial statements for comparative periods have been restated to conform to the current presentation. Our consolidated financial statements were previously prepared in accordance with CGAAP as defined at that time. Changes in accounting as a result of conforming to IFRS are described more fully in Note 18 to the attached unaudited interim consolidated financial statements.

Future Changes in Accounting Policies

The International Accounting Standards Board (“IASB”) has issued amendments to the standard for financial instrument disclosures, which require additional disclosure on the transfer of financial assets, including the possible effects of any residual risks that the transferring entity retains. These amendments are effective for BMO for our annual disclosures as at October 31, 2012. In addition, effective November 1, 2013, we will also adopt new standards on Employee Benefits, Fair Value Measurement, Consolidated Financial Statements, Investment in Associates and Joint Ventures, and Offsetting. Additional information on the new standards and amendments to existing standards can be found in Note 1 of the attached unaudited interim consolidated financial statements.

Select Financial Instruments

Pages 65 to 69 of BMO’s 2011 annual MD&A provide enhanced disclosure relating to select financial instruments that, commencing in 2008 and based on subsequent assessments, markets had come to regard as carrying higher risk. Readers are encouraged to review that disclosure to assist in understanding the nature and extent of BMO’s exposures. We follow a practice of reporting on significant changes in the select financial instruments, if any, in our interim MD&A.

Under IFRS, we now consolidate our structured investment vehicles, our Canadian credit protection vehicle and our U.S. customer securitization vehicle. There has been no change to the structure of our economic exposure.

The amount drawn on the liquidity facilities BMO provides for the structured investment vehicles was lowered to US$2.3 billion and €nil million at the end of the quarter, down from US$2.6 billion and €230 million at the end of fiscal 2011. The decrease was attributable to asset sales and asset maturities. The book value of the subordinated capital notes at quarter end was US$420 million and €60 million for Links and Parkland, respectively, compared with US$440 million and €104 million, respectively, at October 31, 2011. Subsequent to year end, the remaining assets in Parkland have been sold and the proceeds used to retire the outstanding exposure to BMO and other creditors. Parkland intends to distribute the remaining proceeds to capital noteholders, and it is anticipated that the Directors of Parkland will then commence its winding up.

Select Geographic Exposures

BMO’s geographic exposure is subject to a country risk management framework that incorporates economic and political assessments, and management of exposure within limits based on product, entity and the country of ultimate risk. Our exposure to select countries of interest, as at January 31, 2012, is set out in the tables that follow. While we are closely monitoring exposures to Greece, Ireland, Italy, Portugal and Spain (GIIPS), the tables include a broader group of countries of interest in Europe with gross exposure greater than $500 million.

The first table outlines portfolio total gross and net exposure for lending, securities, repo-style transactions and derivatives. These totals are broken down by counterparty type in the subsequent tables. Credit default swap exposure by counterparty is provided separately.

The bank’s direct exposures in GIIPS are primarily to banks for trade finance and trading products. Exposures remain modest at net $155 million, plus $48 million of unfunded commitments. In addition, our Irish subsidiary is required to maintain reserves with the Irish central bank. These totalled $75 million at the end of the quarter.

Our net direct exposure to the other Eurozone countries (the other 12 countries that share a common euro currency) totalled approximately $4.7 billion, of which 66% was to counterparties in countries with a Aaa/AAA rating by both Moody’s and S&P, with almost 100% rated Aaa/AAA by one or other of the rating agencies. Our net direct exposure to the rest of Europe totalled approximately $3.6 billion, of which 95% was to counterparties in countries with a Moody’s/S&P rating of Aaa/AAA. A significant majority of our sovereign exposure consists of tradeable cash products, while exposure to banks was comprised of trading instruments, short-term debt, derivative positions and letters of credit and guarantees.

In addition to the exposures shown in the table, we have exposure to European supranational institutions totalling $0.85 billion, predominantly in the form of tradeable cash products, as well as $0.58 billion of European central bank exposure.

The bank also has exposure to entities in a number of European countries through our credit protection vehicle, U.S. customer securitization vehicle and structured investment vehicles. These exposures are not included in the tables due to the credit protection incorporated in their structures. The bank has direct credit exposure to those structures, which in turn have exposures to loans or securities originated by entities in Europe. As noted on pages 65 to 69 of BMO’s 2011 annual MD&A, these structures all have first-loss protection and hedges are in place for our credit protection vehicle.

The notional exposure held in our credit protection vehicle to issuers in Greece, Italy and Spain represented 0.5%, 1.3% and 1.1%, respectively, of its total notional exposure. Notional exposure to the other 12 countries that share the Euro currency was 14.1% of total notional exposure, of which 78.5% was rated investment grade by S&P (69.2% by Moody’s). The notional exposure to the remainder of Europe was 16.3% of the total notional exposure with 70.3% rated investment grade by S&P (63.7% by Moody’s). The bank is well protected as a result of both first-loss protection and hedges that are in place.

The bank has exposure to GIIPS and other European countries through our U.S. customer securitization vehicle, which has reliance on 2.9% of loans or securities originated by entities in Europe. Exposure to Germany is the largest at 1.2%. Exposure to

BMO Financial Group First Quarter Report 2012 • 17

Spain is less than 0.1% and there is no exposure to Italy, Ireland, Greece or Portugal.

The structured investment vehicles’ (SIVs) par value exposure to entities in European countries totals $1,060 million, of which there is $2 million exposure to GIIPS, $324 million to the other Eurozone countries and $734 million to the rest of Europe. The largest exposures include the United Kingdom at $668 million and Netherlands at $176 million. These values include exposure through CBO and CLO investments, which have credit exposures to borrowers or issuers operating in Europe.

BMO’s indirect exposure to Europe in the form of Euro-denominated collateral to support trading activity was €689 million in securities issued by entities in European countries and €218 million of cash collateral at January 31, 2012. Of this amount, €25 million was held in GIIPS related securities and €341 million was in German securities.

Indirect exposure by way of guarantees from entities in European countries totals $417 million, of which there is $nil exposure to GIIPS, $204 million to the other Eurozone countries and $213 million to the rest of Europe. Indirect exposure is managed through our credit risk management framework, with a robust assessment of the counterparty. Reliance may be placed on collateral or guarantees as part of specific product structures, such as repurchase agreements.

The bank’s credit default swap (CDS) exposures in Europe are also outlined in a table that follows. As part of our credit risk management framework, purchased CDS risk is controlled through a regularly reviewed list of approved counterparties. The maturity of CDS exposures are off-setting in nature, typically contain matched contractual terms and are attributable to legacy credit trading strategies that have been in run-off since 2008. Maturity mismatches in the run-off portfolio are not material, and where they exist, the purchased credit protection generally extends beyond the maturity date of the offsetting bond or CDS contract. There are two exceptions where the purchased protection expires prior to the reference obligation; these total €19 million and have maturity mismatches of less than 3 months. These have been netted in the tables. In addition, two European exposures totalling €50 million of sold protection are hedged on a proxy basis, and have not been netted in the tables. Of this exposure, €20 million is to Italian counterparties and the remainder is outside GIIPS.

BMO’s direct credit exposures in North Africa and the Middle East totals $1.0 billion, of which $738 million is in Turkey, $105 million in Morocco and $73 million in United Arab Emirates. Of the exposure to Turkey, $249 million is insured through approved Export Credit Agencies. Exposure to the remaining countries is modest, and the bank has no direct exposure in Syria. The exposure is almost entirely with bank counterparties, in trade finance or trade related products.

18 • BMO Financial Group First Quarter Report 2012

European Exposure7 by Country and Counterparty (Canadian $ in millions)

    As at January 31, 2012

	Lending (1)		Securities (2)		Repo-Style Trans.(3)		Derivatives (4)		Total
Country	Commitments	Funded	Gross	Net	Gross	Net	Gross	Net of Coll.	Gross	Net

GIIPS
Greece	3	3	55	-	-	-	-	-	58	3
Ireland (5)	-	-	28	-	-	-	65	3	93	3
Italy	1	1	211	26	34	-	13	5	259	32
Portugal	70	22	125	-	-	-	-	-	195	22
Spain	81	81	312	-	-	-	17	14	410	95

Total - GIIPS	155	107	731	26	34	-	95	22	1,015	155

Eurozone (excluding GIIPS)
France	38	38	1,236	877	853	1	351	58	2,478	974
Germany	130	130	2,149	1,638	1,089	8	143	33	3,511	1,809
Netherlands	289	184	698	554	99	3	84	12	1,170	753
Other (6)	585	406	794	681	-	-	99	41	1,478	1,128

Total – Eurozone (excluding GIIPS)	1,042	758	4,877	3,750	2,041	12	677	144	8,637	4,664

Rest of Europe
Denmark	8	8	809	809	405	-	3	3	1,225	820
Norway	15	15	1,043	1,043	-	-	24	24	1,082	1,082
Sweden	-	-	121	2	479	3	8	1	608	6
United Kingdom	466	238	1,842	1,149	1,717	9	623	117	4,648	1,513
Other (6)	179	169	676	-	110	3	29	12	994	184

Total - Rest of Europe	668	430	4,491	3,003	2,711	15	687	157	8,557	3,605

Total - All of Europe	1,865	1,295	10,099	6,779	4,786	27	1,459	323	18,209	8,424

Details of the summary amounts reflected in the columns above are provided in the tables that follow.

(1)	Lending includes loans and trade finance.
(2)	Securities include cash products, insurance investments and traded credit. Gross traded credit includes only the long positions and excludes offsetting short positions.
(3)	Repo-style transactions are all with bank counterparties.
(4)	Derivatives amounts are marked-to-market, incorporating transaction netting and, for counterparties where a credit support annex is in effect, collateral offsets. Derivative replacement risk net of collateral for all of Europe is approximately $3.4 billion.
(5)	Does not include Irish subsidiary reserves with Irish central bank of $75 million.
(6)	Includes countries with less than $500 million in net exposure. Other Eurozone includes exposures to Austria, Belgium, Cyprus, Finland, Luxembourg, Slovakia and Slovenia. Other Europe includes exposures to Croatia, Czech Republic, Hungary, Iceland, Poland, Russian Federation and Switzerland.
(7)	The bank also has exposure to entities in a number of European countries through our credit protection vehicle, U.S. customer securitization vehicle and structured investment vehicles. These exposures are not included in the tables due to the credit protection incorporated in their structures.
(8)	Sovereign includes sovereign-backed bank cash products.

European Lending Exposure7 by Country and Counterparty (Canadian $ in millions)

    As at January 31, 2012

	Lending (1)
	Commitments				Funded
Country	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total

GIIPS
Greece	3	-	-	3	3	-	-	3
Ireland (5)	-	-	-	-	-	-	-	-
Italy	1	-	-	1	1	-	-	1
Portugal	20	50	-	70	20	2	-	22
Spain	81	-	-	81	81	-	-	81

Total - GIIPS	105	50	-	155	105	2	-	107

Eurozone (excluding GIIPS)
France	38	-	-	38	38	-	-	38
Germany	50	5	75	130	50	5	75	130
Netherlands	28	261	-	289	28	156	-	184
Other (6)	525	60	-	585	379	27	-	406

Total - Eurozone (excluding GIIPS)	641	326	75	1,042	495	188	75	758

Rest of Europe
Denmark	8	-	-	8	8	-	-	8
Norway	15	-	-	15	15	-	-	15
Sweden	-	-	-	-	-	-	-	-
United Kingdom	128	338	-	466	128	110	-	238
Other (6)	163	16	-	179	163	6	-	169

Total - Rest of Europe	314	354	-	668	314	116	-	430

Total - All of Europe	1,060	730	75	1,865	914	306	75	1,295

Refer to footnotes in first table.

BMO Financial Group First Quarter Report 2012 • 19

European Securities Exposure7 by Country and Counterparty (Canadian $ in millions)

    As at January 31, 2012

	Securities (2)
	Gross				Net
Country	Bank	Corporate	Sovereign (8)	Total	Bank	Corporate	Sovereign (8)	Total

GIIPS
Greece	-	-	55	55	-	-	-	-
Ireland (5)	-	3	25	28	-	-	-	-
Italy	62	37	112	211	-	26	-	26
Portugal	-	-	125	125	-	-	-	-
Spain	149	118	45	312	-	-	-	-

Total - GIIPS	211	158	362	731	-	26	-	26

Eurozone (excluding GIIPS)
France	106	156	974	1,236	3	-	874	877
Germany	75	388	1,686	2,149	-	4	1,634	1,638
Netherlands	449	94	155	698	413	7	134	554
Other (6)	107	39	648	794	107	39	535	681

Total - Eurozone (excluding GIIPS)	737	677	3,463	4,877	523	50	3,177	3,750

Rest of Europe
Denmark	266	-	543	809	266	-	543	809
Norway	387	-	656	1,043	387	-	656	1,043
Sweden	1	119	1	121	1	-	1	2
United Kingdom	303	490	1,049	1,842	59	41	1,049	1,149
Other (6)	16	100	560	676	-	-	-	-

Total - Rest of Europe	973	709	2,809	4,491	713	41	2,249	3,003

Total - All of Europe	1,921	1,544	6,634	10,099	1,236	117	5,426	6,779

Refer to footnotes in first table.

European Repo & Derivatives Exposure7 by Country and Counterparty (Canadian $ in millions)

    As at January 31, 2012

	Repo-Style Trans. (3)		Derivatives (4)
	Gross	Net of Coll.	Gross				Net of Collateral
Country	Total	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total

GIIPS
Greece	-	-	-	-	-	-	-	-	-	-
Ireland (5)	-	-	64	1	-	65	3	-	-	3
Italy	34	-	12	1	-	13	4	1	-	5
Portugal	-	-	-	-	-	-	-	-	-	-
Spain	-	-	17	-	-	17	14	-	-	14

Total - GIIPS	34	-	93	2	-	95	21	1	-	22

Eurozone (excluding GIIPS)
France	853	1	351	-	-	351	58	-	-	58
Germany	1,089	8	143	-	-	143	33	-	-	33
Netherlands	99	3	84	-	-	84	12	-	-	12
Other (6)	-	-	94	1	4	99	36	1	4	41

Total - Eurozone (excluding GIIPS)	2,041	12	672	1	4	677	139	1	4	144

Rest of Europe
Denmark	405	-	3	-	-	3	3	-	-	3
Norway	-	-	1	-	23	24	1	-	23	24
Sweden	479	3	8	-	-	8	1	-	-	1
United Kingdom	1,717	9	608	11	4	623	102	11	4	117
Other (6)	110	3	29	-	-	29	12	-	-	12

Total - Rest of Europe	2,711	15	649	11	27	687	119	11	27	157

Total - All of Europe	4,786	27	1,414	14	31	1,459	279	13	31	323

Refer to footnotes in first table.

20 • BMO Financial Group First Quarter Report 2012

Credit Default Swaps by Country and Credit Quality (Canadian $ in millions)

    As at January 31, 2012

	Fair Value						Notional
	Purchased		Written				Purchased			Written
Country	Inv. Grade	Non- Inv. Grade	Inv. Grade	Non- Inv. Grade	Total	Total Exposure	Inv. Grade	Non- Inv. Grade	Total	Inv. Grade	Non- Inv. Grade	Total	Total Exposure

GIIPS
Greece	36	-	(36)	-	(36)	-	(55)	-	(55)	55	-	55	-
Ireland (5)	6	-	(6)	-	(6)	-	(29)	-	(29)	29	-	29	-
Italy	18	-	(18)	-	(18)	-	(286)	-	(286)	292	-	292	6
Portugal	49	-	(49)	-	(49)	-	(125)	-	(125)	125	-	125	-
Spain	12	-	(12)	(1)	(13)	(1)	(280)	(20)	(300)	281	18	299	(1)

Total - GIIPS	121	-	(121)	(1)	(122)	(1)	(775)	(20)	(795)	782	18	800	5

Eurozone (excluding GIIPS)
France	4	-	(3)	-	(3)	1	(464)	(13)	(477)	449	-	449	(28)
Germany	5	-	(3)	-	(3)	2	(913)	-	(913)	861	26	887	(26)
Netherlands	-	-	1	-	1	1	(204)	(20)	(224)	180	13	193	(31)
Other (6)	6	-	(7)	-	(7)	(1)	(255)	-	(255)	308	-	308	53

Total - Eurozone (excluding GIIPS)	15	-	(12)	-	(12)	3	(1,836)	(33)	(1,869)	1,798	39	1,837	(32)

Rest of Europe
Denmark	-	-	-	-	-	-	(32)	-	(32)	32	-	32	-
Norway	-	-	-	-	-	-	-	-	-	-	-	-	-
Sweden	(1)	-	2	-	2	1	(150)	(7)	(157)	156	-	156	(1)
United Kingdom	7	-	(5)	-	(5)	2	(920)	-	(920)	860	46	906	(14)
Other (6)	27	-	(27)	-	(27)	-	(864)	(25)	(889)	868	8	876	(13)

Total - Rest of Europe	33	-	(30)	-	(30)	3	(1,966)	(32)	(1,998)	1,916	54	1,970	(28)

Total - All of Europe	169	-	(163)	(1)	(164)	5	(4,577)	(85)	(4,662)	4,496	111	4,607	(55)

Refer to footnotes in first table.

Notes:

- All purchased and written exposures are with bank counterparties, with the exception of $33 million of written notional exposure to German counterparties.

- 24% of purchased and 25% of written exposure is subject to complete restructuring trigger events.

- 76% of purchased and 75% of written exposure is subject to modified-modified restructuring trigger.

BMO Financial Group First Quarter Report 2012 • 21

U.S. Legislative and Regulatory Developments

On July 21, 2010, U.S. President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act). The Act is broad in scope and the reforms include heightened consumer protection, regulation of the over-the-counter derivatives markets, restrictions on proprietary trading and sponsorship of private investment funds by banks (referred to as the Volcker Rule), imposition of heightened prudential standards and broader application of leverage and risk-based capital requirements. The reforms also include greater supervision of systemically significant payment, clearing or settlement systems, restrictions on interchange fees, and the creation of a new financial stability oversight council of regulators with the objective of increasing stability by monitoring systemic risks posed by financial services companies and their activities. Many provisions of the Dodd-Frank Act continue to be subject to rulemaking and will take effect over several years, making it difficult to anticipate at this time the overall impact on BMO or the financial services industry as a whole. As rulemaking evolves, we are continually monitoring developments to ensure we are well-positioned to respond to and implement any required changes. We anticipate an increase in regulatory compliance costs, and will be focused on managing the complexity and breadth of the regulatory changes.

The U.S. federal banking agencies and the Securities and Exchange Commission have jointly issued proposed rules to implement the Volcker Rule, which prohibits banking entities and their affiliates from certain proprietary trading and specified relationships with hedge funds and private equity funds. As currently proposed, the rule requires the implementation of a comprehensive compliance program and monitoring of certain quantitative risk metrics effective July 16, 2012. Banking entities must conform existing activities with the Volcker Rule by July 2014. In addition, under the Dodd-Frank Act, over-the-counter derivatives will be subject to a comprehensive regulatory regime.

Certain derivatives will be required to be centrally cleared or traded on an exchange. Registration, reporting, business conduct and capital and margin requirements are also being finalized.

The Board of Governors of the Federal Reserve System (FRB) has issued for comment a proposed rulemaking (the Proposed Rule) that would implement the Dodd-Frank Act’s enhanced prudential standards and early remediation requirements. The Proposed Rule would establish new requirements relating to risk-based capital, leverage limits, liquidity standards, risk-management framework, concentration and credit exposure limits, resolution planning and credit exposure reporting. If implemented in its current form, the Proposed Rule would apply to BMO’s U.S. bank holding company subsidiary but not to BMO. The FRB has indicated that it intends to propose later this year a rule designed specifically for the top level of foreign-domiciled bank holding companies, such as BMO.

BMO is currently assessing and preparing for the impact of these proposed rules on its operations.

The restrictions on interchange fees under the Dodd-Frank Act became effective on October 1, 2011, and are expected to lower P&C U.S. pre-tax net income on an annual basis by approximately US$40 million, after the mitigating effects of related management actions.

Pursuant to Federal Reserve Board requirements, our subsidiary BMO Financial Corp. (BFC) submitted a three year capital plan to the Federal Reserve Board of Chicago in January 2012. Under Federal Reserve rules, as a bank holding company with more than $50 billion in assets, BFC will be required to participate in an annual stress test exercise conducted by the Federal Reserve and to submit an annual capital plan to the Federal Reserve.

22 • BMO Financial Group First Quarter Report 2012

Review of Operating Groups’ Performance

Operating Groups’ Summary Income Statements and Statistics for Q1-2012

	Q1-2012
(Canadian $ in millions, except as noted)	P&C	PCG	BMO CM	Corporate including T&O	Total BMO
Net interest income (teb) (1)	1,741	164	287	126	2,318
Non-interest revenue	596	531	485	187	1,799
Total revenue (teb) (1)	2,337	695	772	313	4,117
Provision for credit losses	224	4	24	(111)	141
Non-interest expense	1,306	557	483	208	2,554
Income before income taxes	807	134	265	216	1,422
Income taxes (recovery) (teb) (1)	224	29	67	(7)	313
Reported net income Q1-2012	583	105	198	223	1,109
Reported net income Q4-2011	594	137	143	(106)	768
Reported net income Q1-2011	531	144	260	(110)	825
Adjusted net income Q1-2012	602	110	198	62	972
Adjusted net income Q4-2011	613	143	143	(67)	832
Adjusted net income Q1-2011	538	145	260	(126)	817

Other statistics
Net economic profit (2)	242	53	75	64	434
Return on equity	17.4%	19.6%	17.4%	nm	17.2%
Adjusted return on equity	18.0%	20.5%	17.4%	nm	15.0%
Operating leverage	(7.6%)	(12.4%)	(18.3%)	nm	(5.4%)
Adjusted operating leverage	(6.0%)	(11.3%)	(18.3%)	nm	(7.6%)
Productivity ratio (teb)	55.9%	80.2%	62.6%	nm	62.0%
Adjusted productivity ratio (teb)	54.7%	79.2%	62.6%	nm	63.5%
Net interest margin on earning assets (teb)	3.31%	3.80%	0.61%	nm	2.05%
Adjusted net interest margin (teb)	3.31%	3.80%	0.61%	nm	1.85%
Average common equity	12,858	2,088	4,313	5,105	24,364
Average earning assets ($ billions)	209.0	17.2	186.4	36.2	448.8
Full-time equivalent staff	24,531	6,534	2,287	13,708	47,060
(1)	Operating group revenues, income taxes and net interest margin are stated on a taxable equivalent basis (teb). The group teb adjustments are offset in Corporate Services, and Total BMO revenue, income taxes and net interest margin are stated on a GAAP basis.
(2)	Net economic profit is a non-GAAP measure. Please see the Non-GAAP Measures section.

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

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The following sections review the financial results of each of our operating segments and operating groups for the first quarter of 2012.

   Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure with its strategic priorities. Results for prior periods are restated to conform to the current presentation.

   Effective in the first quarter of 2012, Private Client Group and P&C Canada have entered into a revised agreement sharing the financial results related to retail Mutual Fund sales. Prior periods have been restated.

   Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.

BMO Financial Group First Quarter Report 2012 • 23

Personal and Commercial Banking (P&C)

(Canadian $ in millions, except as noted)	Q1-2012	Increase (Decrease) vs. Q1-2011		Increase (Decrease) vs. Q4-2011

Net interest income (teb)	1,741	338	24%	(8)	(1%)
Non-interest revenue	596	61	12%	-	-
Total revenue (teb)	2,337	399	21%	(8)	-
Provision for credit losses	224	51	30%	8	4%
Non-interest expense	1,306	288	28%	24	2%
Income before income taxes	807	60	8%	(40)	(5%)
Income taxes (teb)	224	8	4%	(29)	(12%)
Reported net income	583	52	10%	(11)	(2%)
Adjusted net income	602	64	12%	(11)	(2%)

Return on equity	17.4%		(10.3%)		(1.8%)
Adjusted return on equity	18.0%		(10.1%)		(1.9%)
Operating leverage	(7.6%)		nm		nm
Adjusted operating leverage	(6.0%)		nm		nm
Productivity ratio (teb)	55.9%		3.3%		1.2%
Adjusted productivity ratio (teb)	54.7%		2.5%		1.2%
Net interest margin on earning assets (teb)	3.31%		0.11%		(0.02%)
Average earning assets ($ billions)	209.0	35.1	20%	0.6	-

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

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The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.

Personal and Commercial Banking Canada (P&C Canada)

(Canadian $ in millions, except as noted)	Q1-2012	Increase (Decrease) vs. Q1-2011		Increase (Decrease) vs. Q4-2011

Net interest income (teb)	1,109	(1)	-	10	1%
Non-interest revenue	447	(23)	(5%)	(12)	(3%)
Total revenue (teb)	1,556	(24)	(2%)	(2)	-
Provision for credit losses	138	2	2%	-	-
Non-interest expense	813	34	4%	5	1%
Income before income taxes	605	(60)	(9%)	(7)	(1%)
Provision for income taxes (teb)	159	(29)	(15%)	(14)	(8%)
Reported net income	446	(31)	(7%)	7	1%
Adjusted net income	448	(31)	(6%)	7	1%

Personal revenue	963	(5)	(1%)	(7)	(1%)
Commercial revenue	593	(19)	(3%)	5	1%
Operating leverage	(5.7%)		nm		nm
Productivity ratio (teb)	52.2%		2.9%		0.4%
Net interest margin on earning assets (teb)	2.90%		(0.11%)		0.02%
Average earning assets ($ billions)	152.3	5.8	4%	1.0	1%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

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24 • BMO Financial Group First Quarter Report 2012

Q1 2012 vs Q1 2011

P&C Canada net income of $446 million was down $31 million or 6.7% from a year ago. Results a year ago benefited from a securities gain of $17 million after tax. Reported results reflect provisions for credit losses in BMO’s operating groups on an expected loss basis. On a basis that adjusts reported results to reflect provisions on an actual loss basis and excludes the securities gain, P&C Canada’s net income was down $5 million or 1.2% from a year ago. Revenue decreased $24 million or 1.5% but was unchanged when adjusted for the securities gain. Revenue reflects the combination of volume growth across most products and lower net interest margins. Net interest margin declined 11 basis points, driven by lower deposit spreads in a low interest rate environment, competitive pricing pressure and lower refinancing fees on mortgages.

    In the personal banking segment, revenue was $5 million lower. Higher volumes across most products were more than offset by a less favourable mix and lower net interest margin. Total personal lending balances (including mortgages, Homeowner ReadiLine and other consumer lending products) increased 4.8% year over year, while total personal lending market share decreased. Personal cards loan balances increased 0.9% while market share also increased year over year.

    Our goal is to grow market share while remaining attentive to the credit quality of the portfolio. We continue to focus on improving the total personal lending business through investment and improved productivity in the sales force.

    Personal deposit balances increased 4.0% year over year due to increases in retail operating deposits. Market share for both retail operating and term deposits decreased year over year.

    In the commercial banking segment, revenue increased year over year by $5 million or 0.8% after adjusting for the securities gain in the prior year, due to volume growth across all products and favourable changes in product mix, partially offset by lower net interest margin.

    Commercial loan balances increased 3.5% year over year. We continue to rank second in Canadian business banking market share of small and mid-sized business loans.

    Commercial cards balances declined 3.8% primarily due to expected attrition in Diners Club North American franchise card balances, while commercial deposit balances grew 7.4%.

    Non-interest expense increased $34 million or 4.2%, due to the current impact of 2011 initiative spending including higher front-line staffing levels. The group’s operating leverage was negative 5.7%.

    Average current loans and acceptances increased $6.2 billion or 4.2% from a year ago, while personal and commercial deposits grew $5.2 billion or 5.1%.

Q1 2012 vs Q4 2011

Net income increased $7 million or 1.4%. On a basis that adjusts reported results to reflect provisions on an actual loss basis, net income increased $23 million or 5.4%. Results in the quarter include the effects of a more favourable statutory Canadian income tax rate.

    Revenue decreased $2 million or 0.2% reflecting higher volumes across most products and lower retail cards revenues. Net interest margin was essentially flat.

    Non-interest expense was $5 million higher, due to $7 million of stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year.

    Average current loans and acceptances increased $1.1 billion or 0.7% from last quarter, while personal and commercial deposits grew $2.0 billion or 1.9%.

BMO Financial Group First Quarter Report 2011 • 25

Personal and Commercial Banking U.S. (P&C U.S.)

(Canadian $ in millions, except as noted)	Q1-2012	Increase (Decrease) vs. Q1-2011		Increase (Decrease) vs. Q4-2011
Net interest income (teb)	632	339	+100%	(18)	(3%)
Non-interest revenue	149	84	+100%	12	9%
Total revenue (teb)	781	423	+100%	(6)	(1%)
Provision for credit losses	86	49	+100%	8	10%
Non-interest expense	493	254	+100%	19	4%
Income before income taxes	202	120	+100%	(33)	(14%)
Provision for income taxes (teb)	65	37	+100%	(15)	(19%)
Reported net income	137	83	+100%	(18)	(11%)
Adjusted net income	154	95	+100%	(18)	(10%)

Operating leverage	11.6%		nm		nm
Adjusted operating leverage	16.7%		nm		nm
Productivity ratio (teb)	63.2%		(3.5%)		2.9%
Adjusted productivity ratio (teb)	60.1%		(5.0%)		3.0%
Net interest margin on earning assets (teb)	4.43%		0.19%		(0.09%)
Adjusted net interest margin on earning assets	4.43%		0.19%		(0.09%)
Average earning assets ($ billions)	56.7	29.3	+100%	(0.3)	(1%)

U.S. Select Financial Data (US$ in millions, except as noted)
Net interest income (teb)	623	332	+100%	(22)	(3%)
Non-interest revenue	148	83	+100%	12	9%
Total revenue (teb)	771	415	+100%	(10)	(1%)
Non-interest expense	487	250	+100%	15	3%
Reported net income	135	81	+100%	(18)	(11%)
Adjusted net income	152	93	+100%	(19)	(11%)
Average earning assets (US$ billions)	56.0	28.8	+100%	(0.6)	(1)

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

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Q1 2012 vs Q1 2011 (in U.S. $)

Net income of $135 million increased $81 million from $54 million a year ago. Adjusted net income, which adjusts for the amortization of acquisition-related intangible assets, was $152 million, up $93 million from a year ago, of which $89 million was attributable to the acquired business.

    Revenue of $771 million increased $415 million from a year ago, of which $393 million was attributable to the acquired business. The remaining $22 million or 6.2% increase was due to increased deposit balances, higher securities gains, improved loan spreads as a result of a favourable change in mix of loan balances and higher lending fees, partially offset by deposit spread compression.

    Net interest margin increased by 19 basis points, due to increased deposit balances and improved loan spreads as well as the impact of the acquired business. These benefits were partially offset by deposit spread compression.

    Non-interest expense of $487 million increased $250 million. Adjusted non-interest expense of $463 million, which excludes $24 million of amortization of acquisition-related intangible assets, was $232 million higher, with $213 million due to the impact of the acquired business. Excluding M&I, adjusted expenses increased $19 million or 8.1% from a year ago, primarily due to a litigation expense and higher valuation adjustment on our serviced mortgage portfolio.

    Average current loans and acceptances more than doubled, increasing $26.9 billion year over year to $51.0 billion as a result of the acquired business. Excluding M&I, growth in commercial loans was largely offset by decreases in mortgages and home equity balances.

    Average deposits also doubled, increasing $31.9 billion year over year to $58.4 billion. The deposits of the acquired business of M&I contributed $28.4 billion to growth in average balances. Excluding the acquired business, average deposits increased $3.5 billion, primarily due to growth in our commercial business.

Q1 2012 vs Q4 2011 (in U.S. $)

Net income decreased $18 million or 11% from the prior quarter. Adjusted net income decreased $19 million or 11%, due to lower net interest income, lower interchange revenue, as expected, and a higher provision for credit losses under BMO’s expected loss provisioning methodology.

    Revenue decreased $10 million or 1.2%, primarily due to lower interchange revenue. The benefit of higher securities gains and increased deposit balances was offset by deposit spread compression and lower loan spreads and balances.

    Net interest margin decreased by 9 basis points, as the benefit of increased deposit balances was more than offset by deposit spread compression and lower loans spreads.

    Non-interest expense increased $15 million or 3.2%. Adjusted non-interest expense increased $17 million or 3.9% primarily due to the litigation expense in the current quarter.

    Average current loans and acceptances decreased $0.8 billion from the prior quarter as commercial banking loan growth in key segments was more than offset by decreases in personal banking loans and declines in commercial real estate and run-off portfolios, as expected. Average deposits increased $1.0 billion from the prior quarter, primarily due to growth in our commercial business.

    Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

26 • BMO Financial Group First Quarter Report 2012

Private Client Group (PCG)

(Canadian $ in millions, except as noted)	Q1-2012	Increase (Decrease) vs. Q1-2011		Increase (Decrease) vs. Q4-2011
Net interest income (teb)	164	57	53%	42	34%
Non-interest revenue	531	(31)	(6%)	(53)	(9%)
Total revenue (teb)	695	26	4%	(11)	(2%)
Provision for credit losses	4	2	67%	1	29%
Non-interest expense	557	78	16%	23	4%
Income before income taxes	134	(54)	(29%)	(35)	(21%)
Provision for income taxes (teb)	29	(15)	(33%)	(3)	(8%)
Reported net income	105	(39)	(28%)	(32)	(24%)
Adjusted net income	110	(35)	(24%)	(33)	(23%)

Adjusted return on equity	20.5%		(25.4%)		(10.8%)
Return on equity	19.6%		(25.8%)		(10.4%)
Operating leverage	(12.4%)		nm		nm
Productivity ratio (teb)	80.2%		8.5%		4.5%
Adjusted productivity ratio (teb)	79.2%		7.8%		4.4%
Net interest margin on earning assets (teb)	3.80%		0.81%		0.89%
Average earning assets	17,154	2,987	21%	529	3%

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	190	117	+100%	23	14%
Non-interest expense	139	74	+100%	5	4%
Reported net income	32	27	+100%	12	55%
Adjusted net income	35	30	+100%	10	44%
Average earning assets	2,970	820	38%	(99)	(3%)

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

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Q1 2012 vs Q1 2011

Net income was $105 million, down $39 million or 28% from a year ago. We experienced an approximately $56 million net income decline due to year-over-year unfavourable movements in long-term interest rates that impacted our insurance business results. This decline resulted from the after-tax effect of unfavourable movements in long-term interest rates of approximately $47 million in the current quarter and the favourable effect of approximately $9 million a year ago. On a basis that excludes this impact, PCG net income increased $17 million or 12% from a year ago. Net income in PCG excluding insurance was $93 million, up 27% from a year ago. Insurance net income was $12 million, down $59 million.

    Revenue was $695 million, up $26 million or 3.9% from a year ago. Revenue in PCG excluding insurance was $662 million, up 20% from a year ago. Higher revenues from our acquisitions and higher than usual asset management revenues from a strategic investment were partly offset by lower brokerage revenues as a result of challenging equity market conditions. The insurance revenue decline resulted from the pre-tax effect of unfavourable movements in long-term interest rates of approximately $65 million in the current quarter and the favourable effect of approximately $12 million a year ago. Net interest income grew from the prior year due to earnings from our acquisitions, strategic investments and higher private banking loan and deposit balances. The stronger U.S. dollar increased both revenue and expense by $1 million.

    Non-interest expense was $557 million, up $78 million or 16% primarily due to acquisitions. The productivity ratio of 80.2% increased 850 basis points from the prior year primarily due to the impact of unfavourable movements in long-term interest rates on revenues.

    Assets under management and administration grew by $156 billion to $435 billion, but were relatively unchanged excluding the impact of acquisitions and the stronger U.S. dollar.

Q1 2012 vs Q4 2011

Net income decreased $32 million or 24% from the fourth quarter, but was only modestly lower excluding the after-tax effect of movements in long-term interest rates of approximately $47 million in the current quarter and approximately $19 million in the fourth quarter of 2011. PCG net income excluding insurance decreased $4 million or 3.9% and insurance net income decreased $28 million or 71%.

    Revenue decreased $11 million or 1.6%. PCG revenue excluding insurance was up 3.2% primarily due to the higher than usual asset management revenues from a strategic investment, as underlying business revenues were relatively unchanged. Insurance revenue declined primarily due to the impact of unfavourable market movements of approximately $65 million in the current quarter and approximately $26 million in the prior quarter. Net interest income grew primarily due to higher earnings from a strategic investment. The stronger U.S. dollar increased revenue by $1 million or 0.2%.

    Non-interest expense increased $23 million or 4.3%, primarily due to higher stock-based compensation including costs for employees eligible to retire that are expensed each year in the first quarter. The stronger U.S. dollar increased expenses by $1 million or 0.2%. The productivity ratio of 80.2% increased 450 basis points from the prior quarter.

    Assets under management and administration improved by $10 billion or 2.3% from the prior quarter, and by $8 billion or 2.0% when adjusted for the impact of the stronger U.S. dollar, due to new client assets and improved equity market conditions.

BMO Financial Group First Quarter Report 2012 • 27

BMO Capital Markets (BMO CM)

(Canadian $ in millions, except as noted)	Q1-2012	Increase (Decrease) vs. Q1-2011		Increase (Decrease) vs. Q4-2011
Net interest income (teb)	287	(54)	(16%)	30	12%
Non-interest revenue	485	(133)	(22%)	49	11%
Total revenue (teb)	772	(187)	(20%)	79	11%
Provision for credit losses	24	(6)	(20%)	(6)	(19%)
Non-interest expense	483	(6)	(1%)	(2)	(1%)
Income before income taxes	265	(175)	(40%)	87	49%
Provision for income taxes (teb)	67	(113)	(63%)	32	92%
Reported net income	198	(62)	(24%)	55	39%
Adjusted net income	198	(62)	(24%)	55	39%

Trading Products revenue	513	(82)	(14%)	77	18%
Investment and Corporate Banking	259	(105)	(29%)	2	1%
Return on equity	17.4%		(8.4%)		3.5%
Operating leverage	(18.3%)		nm		nm
Productivity ratio (teb)	62.6%		11.6%		(7.4%)
Adjusted productivity ratio (teb)	62.6%		11.6%		(7.5%)
Net interest margin on earning assets (teb)	0.61%		(0.22%)		0.03%
Average earning assets ($ billions)	186.4	23.2	14%	9.9	6%

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	244	(39)	(14%)	11	6%
Non-interest expense	200	5	2%	(10)	(4%)
Reported net income	21	29	+100%	14	+100%
Adjusted net income	21	29	+100%	14	+100%
Average earning assets (US$ billions)	70.2	11.3	19%	1.2	2%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

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Q1 2012 vs Q1 2011

Net income was $198 million, a decrease of $62 million or 24% from the previous year. Included in the prior year’s net income was a provision for prior periods’ income taxes in the U.S. segment. Revenue decreased $187 million or 20% from the levels of a year ago, to $772 million. In the first quarter of 2011, our strong revenue growth was driven by increases in trading revenue, strong mergers and acquisitions activity and higher underwriting fees. In the first quarter of 2012, while trading revenue was solid, it was not at the same level as a year ago. However, the significant decline in revenues relative to the previous year was in merger and acquisition and equity underwriting fees, as markets were not as robust given the continued impact of pressures from Europe, which overshadowed some of the rebound in the United States. Results from our lending business were consistent with a year ago. The stronger U.S. dollar increased revenue by $2 million relative to a year ago.

    There was a reduction in the provision for credit losses, which is charged to the groups on an expected loss basis. Return on equity was 17.4%, compared with 25.8% a year ago.

    Non-interest expense decreased $6 million or 1.2%, primarily due to lower variable compensation costs, which is in line with revenue performance, partially offset by increases in technology and support costs. The stronger U.S. dollar increased expenses by $1 million relative to a year ago.

Q1 2012 vs Q4 2011

Net income increased $55 million or 39% from the previous quarter. Revenue was $79 million or 11% higher, as market conditions have shown signs of improvement from the previous quarter. Revenue growth was driven by a significant improvement in trading revenues, primarily in interest and equity trading. There were also increases in revenues from our lending and interest-rate-sensitive businesses. The stronger U.S. dollar increased revenue by $2 million relative to the previous quarter.

    Non-interest expense decreased $2 million mainly due to a decrease in professional fees, partially offset by an increase in stock-based compensation costs for employees eligible to retire that are expensed in the first quarter of the year. The stronger U.S. dollar increased expenses by $1 million relative to the previous quarter.

28 • BMO Financial Group First Quarter Report 2012

Corporate Services, Including Technology and Operations

(Canadian $ in millions, except as noted)	Q1-2012	Increase (Decrease) vs. Q1-2011		Increase (Decrease) vs. Q4-2011
Net interest income before group teb offset	178	251	+100%	(7)	(3%)
Group teb offset	(52)	9	16%	(1)	(3%)
Net interest income (teb)	126	260	+100%	(8)	(6%)
Non-interest revenue	187	151	+100%	243	+100%
Total revenue (teb)	313	411	+100%	235	+100%
Provision for credit losses	(111)	(229)	(+100%)	(224)	(+100%)
Non-interest expense	208	136	+100%	77	59%
Profit before income taxes	216	504	+100%	382	+100%
Provision for income taxes (recovery) (teb)	(7)	171	96%	53	89%
Reported net income	223	333	+100%	329	+100%
Adjusted total revenue (teb)	(61)	57	+48%	13	18%
Adjusted provision for credit losses	(161)	(273)	+100%	(193)	(+100%)
Adjusted non-interest expense	66	(6)	(8%)	(7)	(10%)
Adjusted net income	62	188	+100%	129	+100%

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	189	246	+100%	(29)	(13%)
Provision for credit losses	(148)	(233)	(+100%)	(252)	(+100%)
Non-interest expense	100	99	+100%	26	35%
Income taxes provision (recovery) (teb)	64	147	+100%	64	+100%
Reported net income	173	233	+100%	133	+100%
Adjusted net income	122	184	+100%	148	+100%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corporate Services

Corporate Services consists of the corporate units that provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, communications and human resources. Operating results reflect the impact of certain asset-liability management activities, run-off structured credit activities, the elimination of teb adjustments and the impact of our expected loss provisioning methodology.

    BMO’s practice is to charge loss provisions to the client operating groups each year, using an expected loss provisioning methodology based on each group’s share of expected credit losses. Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client operating groups under our expected loss provisioning methodology and provisions required under GAAP.

Technology and Operations

Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.

Financial Performance Review

Technology and Operations operating results are included with Corporate Services for reporting purposes. However, the costs of T&O services are transferred to the three operating groups (P&C, PCG and BMO Capital Markets) and only minor amounts are retained in T&O results. As such, results in this section largely reflect the corporate activities outlined in the preceding description of the Corporate Services unit.

    Corporate Services net income for the quarter was $223 million, an improvement of $333 million from a year ago. Corporate Services’ results reflect a number of items and activities that are excluded from BMO’s adjusted results to help assess BMO’s performance. These adjusting items are not reflective of core operating results. They are itemized in the following Non-GAAP Measures section. All adjusting items are recorded in Corporate Services except the amortization of acquisition-related intangible assets, which is included in the operating groups. The adjusting items include a restructuring charge of $46 million after tax to align BMO Capital Markets’ cost structure with the current and future business environment. This action to improve our efficiency is part of the broader effort underway in the bank to improve productivity. As a result, the charge was reflected in Corporate Services.

    Adjusted net income was $62 million, an improvement of $188 million from a year ago. Adjusted revenues were $58 million better, mainly due to higher gains on the sale of securities and hedging losses in the prior year including losses that related to securitization programs. Adjusted expenses were $6 million lower. Adjusted provisions for credit losses were better by $273 million in part due to improved credit conditions and a resulting recovery of credit losses recorded in Corporate Services under BMO’s expected loss provisioning methodology in the current quarter compared with a provision a year ago. The current period includes a $142 million ($88 million after-tax) recovery of provisions for credit losses on M&I purchased credit impaired loans.

    Corporate Services net income in the current quarter increased $329 million relative to the fourth quarter. Adjusted net income increased $129 million. Adjusted revenues were $14 million higher. Adjusted expenses were $7 million lower. Adjusted provisions for credit losses were $193 million lower due to the $142 million recovery discussed above as well as improved credit conditions. There was no provision or recovery on the purchased credit impaired loans in the fourth quarter.

    Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group First Quarter Report 2012 • 29

GAAP and Related Non-GAAP Measures used in the MD&A

(Canadian $ in millions, except as noted)	Q1-2012	Q4-2011	Q1-2011

Reported Results
Revenue	4,117	3,822	3,468
Non-interest expense	(2,554)	(2,432)	(2,058)
Pre-provision, pre-tax earnings	1,563	1,390	1,410
Provision for credit losses	(141)	(362)	(323)
Provision for income taxes	(313)	(260)	(262)
Net Income	1,109	768	825
Reported Measures (1)
EPS ($)	1.63	1.11	1.34
Net income growth (%)	34.4	1.4	22.1
EPS growth (%)	21.6	(10.5)	19.6
Revenue growth (%)	18.7	18.1	14.4
Non-interest expense growth (%)	24.1	19.9	11.5
Productivity ratio (%)	62.0	63.7	59.3
Operating leverage (%)	(5.4)	(1.8)	2.9
Return on equity (%)	17.2	12.7	17.8

Adjusting Items (Pre-tax)
Credit-related items on the acquired M&I performing loan portfolio (2)	184	173	-
Run-off structured credit activities (3)	136	(119)	20
M&I integration costs (4)	(70)	(53)	-
M&I acquisition-related costs (4)	-	(4)	-
Amortization of acquisition-related intangible assets (4)	(34)	(34)	(9)
Decrease (increase) in the collective allowance for credit losses	-	17	(6)
Restructuring costs (4)	(68)	-	-
Reduction in pre-tax income due to adjusting items in reported results	148	(20)	5

Adjusting Items (After-tax)
Credit-related items on the acquired M&I performing loan portfolio	114	107	-
Run-off structured credit activities	136	(119)	20
M&I integration costs	(43)	(35)	-
M&I acquisition-related costs	-	(4)	-
Amortization of acquisition-related intangible assets	(24)	(25)	(8)
Decrease (increase) in the collective allowance for credit losses	-	12	(4)
Restructuring costs	(46)	-	-
Adjusting items in net income	137	(64)	8
EPS ($)	0.21	(0.09)	0.02

Adjusted Results (5)
Revenue	3,743	3,670	3,448
Non-interest expense	(2,378)	(2,341)	(2,049)
Pre-provision, pre-tax earnings	1,365	1,329	1,399
Provision for credit losses	(91)	(281)	(317)
Provision for income taxes	(302)	(216)	(265)
Adjusted net Income	972	832	817

Adjusted Measures (1) (5)
EPS ($)	1.42	1.20	1.32
Net income growth (%)	18.9	8.8	20.3
EPS growth (%)	7.6	(4.8)	16.8
Revenue growth (%)	8.5	13.4	13.7
Non-interest expense growth (%)	16.1	16.0	11.5
Productivity ratio (%)	63.5	63.8	59.4
Operating leverage (%)	(7.6)	(2.6)	2.2
Return on equity (%)	15.0	13.9	17.6
(1)	Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.
(2)	Comprised of $234 million of net interest income, $31 million of specific provisions for credit losses and $19 million of collective provisions in Q1, 2012; and $271 million of net interest income, $18 million of specific provisions for credit losses and $80 million of collective provisions in Q4, 2011.
(3)	Substantially all included in trading revenue, in non-interest revenue.
(4)	Included in non-interest expense.
(5)	Amounts for periods prior to fiscal 2011 have not been restated to conform to IFRS. As a result, growth measures for 2011 may not be meaningful.

30 • BMO Financial Group First Quarter Report 2012

Non-GAAP Measures

Results and measures in the interim MD&A are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the preceding GAAP and Related Non-GAAP Measures used in the MD&A table. Management assesses performance on both a reported and adjusted basis and considers both bases to be useful in assessing underlying, ongoing business performance. Presenting results on both bases provides readers with an enhanced understanding of how management views results. It also permits readers to assess the impact of the specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results. Details of adjustments are also set out in the Adjusted Net Income section.

    Certain of the adjusting items relate to expenses that arise as a result of acquisitions including the amortization of acquisition-related intangible assets, and are adjusted because the purchase decision may not consider the amortization of such assets to be a relevant expense. Certain other acquisition-related costs in respect of the acquired business have been designated as adjusting items due to the significance of the amounts and the fact that they can impact trend analysis as some of the costs are incurred with the intent to benefit future periods. Certain other items have also been designated as adjusting items due to their effects on trend analysis. They include changes in the collective allowance and credit-related amounts in respect of the acquired M&I portfolio, structured credit run-off activities and restructuring charges.

    Net economic profit represents net income available to common shareholders after deduction of a charge for capital, and is considered an effective measure of added economic value. Income before provision for credit losses and income taxes (pre-provision, pre-tax earnings) is considered useful information as it provides a measure of performance that excludes the effects of credit losses and income taxes, which can at times mask performance because of their size and variability.

    In the first quarter of 2012, adjusting items totalled a net benefit of $137 million after tax, comprised of a $114 million after-tax net benefit of credit-related items in respect of the acquired M&I performing loan portfolio (including $234 million in net interest income, net of a $50 million provision for credit losses and related income taxes of $70 million); costs of $70 million ($43 million after tax) for the integration of the acquired business; a $34 million ($24 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; the benefit of run-off structured credit activities of $136 million ($136 million after tax) primarily included in trading revenue; and a restructuring charge of $68 million ($46 million after tax) related to restructuring parts of BMO Capital Markets to position it for the future. This action is part of the broader effort underway in the bank to improve productivity. Adjusting items were charged to Corporate Services with the exception of the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $3 million ($2 million after tax); P&C U.S. $24 million ($17 million after tax); and Private Client Group $7 million ($5 million after tax).

    In the first quarter of 2011, adjusting items totalled a net benefit of $8 million, comprised of a $20 million ($20 million after tax) benefit due to run-off structured credit activities, primarily included in trading revenue, a $9 million ($8 million after tax) charge for the amortization of acquisition-related intangible assets and a collective provision for credit losses of $6 million ($4 million after tax). All of the above adjusting items were charged to Corporate Services except for the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $2 million ($2 million after tax); P&C U.S. $5 million ($5 million after tax); and Private Client Group $2 million ($1 million after tax).

    In the fourth quarter of 2011, adjusting items totalled a net charge of $64 million after tax. Adjusting items consisted of a $107 million after-tax net benefit of credit-related items in respect of the M&I performing loan portfolio (including $271 million in net interest income and a $98 million provision for credit losses, net of related income taxes of $66 million); $53 million ($35 million after tax) for the integration costs of the acquired business; a $34 million ($25 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; a $119 million charge ($119 million after tax) from the results of run-off structured credit activities, primarily included in trading revenue; a $17 million ($12 million after tax) collective provision for credit losses; and a $4 million ($4 million after tax) charge for M&I acquisition costs. Adjusting items were charged to Corporate Services with the exception of the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $3 million ($2 million after tax); P&C U.S. $25 million ($17 million after tax); and Private Client Group $6 million ($6 million after tax).

BMO Financial Group First Quarter Report 2012 • 31

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2011 annual report, this quarterly news release, presentation materials and a supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, February 28, 2012, at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Tuesday, May 22, 2012, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 6850310.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can be accessed on the site until Tuesday, May 22, 2012.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

Investor Relations Contacts

Viki Lazaris, Senior Vice-President, viki.lazaris@bmo.com, 416-867-6656

Michael Chase, Director, michael.chase@bmo.com, 416-867-5452

Andrew Chin, Senior Manager, andrew.chin@bmo.com, 416-867-7019

Chief Financial Officer

Tom Flynn, Executive Vice-President and CFO,

tom.flynn@bmo.com, 416-867-4689

Corporate Secretary

Barbara Muir, Senior Vice-President, Deputy General Counsel,

Corporate Affairs and Corporate Secretary

corp.secretary@bmo.com, 416-867-6423

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Annual Meeting 2012 The next Annual Meeting of Shareholders will be held on Tuesday, March 20, 2012, in Halifax, Nova Scotia.